Exhibit 99.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. CERTAIN PERSONAL INFORMATION HAS ALSO BEEN OMITTED PURSUANT TO ITEM 601(a)(6) OF REGULATION S-K. OMISSIONS ARE INDICATED BY [***].

Share Purchase Agreement

Drafted and signed on October 6, 2026

between	A2Z Advanced Solutions Ltd. No. 515930311

located at 4 Ariel Sharon St., Givatayim

(hereinafter: “the Purchaser”)

on the one hand;

and between	O. Gal Entrepreneurship Ltd., No. 513099333

4 HaTnufa St., Petah Tikva, c/o Beit HaDaya, on behalf of Gal Construction and Development Ltd., Segula Industrial Zone, ZIP Code: 4951022

(hereinafter: “the Shareholder”)

Ofer Gal, [***]

(hereinafter: “Ofer,” and together and separately with the Shareholder, “the Sellers”)

On the other hand;

between	Hadia Ltd., No. 512108424

4 Hatnufa St., Kiryat Aryeh Industrial Park, Petah Tikva, 4632508

(hereinafter: “the Company”)

Third Party;

(In this Agreement, each of the Purchaser, the Sellers, and the Company shall also be referred to as a “Party,” and collectively as the “Parties”).

Whereas	the Company is a private company, duly incorporated in Israel;

and the Shareholder is the sole shareholder of the Company, holding 2,000 common shares of the Company, each with a par value of 1 NIS, which constitute, as of the date of execution of this Agreement and as of the Completion Date (as defined below), the entire issued and paid-up share capital of the Company on a fully diluted basis (hereinafter: “the Shares Being Sold”);

Whereas	Ofer is the sole shareholder of the Shareholder;

Whereas	and the Purchaser wishes to purchase the shares being sold from the Shareholder, free and clear (as defined below), and the Shareholder is also interested in selling the shares being sold to the Purchaser, such that immediately upon completion of the transaction, the Purchaser will be the owner of all of the Company’s issued and paid-up share capital, on a fully diluted basis, all in accordance with and subject to the terms of this Agreement set forth below;

And whereas	and the parties wish to set forth the terms under which the Purchaser will acquire the Shares Being Sold, all in accordance with and subject to the terms set forth in this Agreement;

NOW THEREFORE, the parties hereby declare, stipulate, and agree as follows:

1.	General

1.1.	The preamble and appendices to this Agreement constitute an integral part thereof.
1.2.	The section headings in this Agreement are for convenience only and shall not be used to interpret the Agreement.
1.3.	In this Agreement, the singular includes the plural, and vice versa; the masculine gender includes the feminine gender, and vice versa.
1.4.	The parties have jointly drafted this Agreement, and the rule against construing a contract against the drafter shall not apply to its interpretation.

2.	Definitions

2.1.	In this Agreement, both above and below, in addition to all other definitions contained herein, the following terms shall have the meanings set forth opposite them:

“Affiliated Person” or “Affiliated Party”	With respect to any person, any other person: who controls him or her, is controlled by him or her, or is controlled by a person who controls him or her, whether directly or indirectly, or a relative (who, for the purposes of this agreement, shall be deemed to include any first-degree relative, including father, mother, son, daughter, grandson, granddaughter, brother, sister, and the spouse of such person or of any of the foregoing.

“Fully Diluted”	All of the Company’s issued and paid-up share capital, together with all options and all other securities that are convertible or exercisable into shares or that confer voting rights or the right to participate in distributions, including convertible loans, share-based rights (such as share appreciation rights, phantom shares, etc.), rights of any kind to acquire equity capital, anti-dilution rights, and conversion rights into common stock from preferred stock or obligations, or any right or promise to any of the foregoing, as if such securities and rights had been fully allocated, exercised, or converted.

“The Agreed Dividend”	A total of 13,691,000 NIS, in accordance with the breakdown, distribution, and method of payment set forth in Schedule E to this Agreement, as approved by the Company and the Sellers, to be paid in kind to the Shareholder by the Company immediately prior to and subject to the Completion, and in any event shall not be considered part of the base cash consideration.

“Transaction Expenses”	All expenses and liabilities that the Company has undertaken to bear (including those on behalf of the sellers) in connection with or as a result of the transaction (whether paid or unpaid prior to the Completion Date), including: (a) payments to investment bankers, finders, brokers, or intermediaries; (b) fees for attorneys, accountants, and other advisors; (c) bonuses and commissions, including bonuses related to changes in control, the sale of shares, the continuation of the transaction, and the like; (d) costs of the directors’ and officers’ liability insurance policy (D&O Tail Policy); (e) costs associated with applying for a Section 104(h) tax ruling; and (f) VAT, social security contributions, tax payments, tax adjustments, and other liabilities related to the payments described in sections (a) through (e).

“Lease Agreement”	The existing lease agreement or the new lease agreement, whichever is in effect at that time.

“Existing Lease Agreement”	The lease agreement between the Company, in its capacity as sublessee, and Gal Construction and Development Ltd., Corp. No. 514420538 (“Gal Construction”), in its capacity as sublessor, which is wholly owned by Ofer. With respect to the leased property at 4 Hatnufa Street, Petah Tikva, as per the plan attached as Appendix A.

“New Lease Agreement”	The new lease agreement that will replace the existing lease agreement in accordance with the terms attached as Appendix 6.3 (g).

“Material Agreement”	Any agreement, contract, memorandum, arrangement, or commitment of any kind entered into by the Company that is in effect as of the date of signing and is material to the Company, including any such agreement, contract, memorandum, arrangement, or commitment that meets at least one of the following criteria: (1) An agreement with a value exceeding 200,000 NIS per year; (2) an agreement that grants a lien or pledge on an asset of the Company or an asset affecting the Company, or an obligation to do so; (3) a guarantee, indemnity, or other arrangement under which the Company is liable for the obligations or acts of a third party, or under which a third party is liable for the obligations or acts of the Company; (4) A loan, debt, or the receipt or extension of credit other than to suppliers or customers in the ordinary course of business; (5) A power of attorney granted by or on behalf of the Company and any other appointment under which a person is authorized to bind the Company (except for the Company’s authorized signatories in accordance with the Company’s signing rights) or the Company is authorized to bind such person; (6) A government or other private grant or funding, and any application for and/or approval thereof; (7) An agreement with an officer, shareholder, or a person related to any of them; (8) An agreement that restricts the Company’s ability to conduct its business in a territory, field, or with respect to a person, product, or service (including non-competition, exclusivity, non-sale, or MFN provisions); (9) A partnership, joint venture, distribution, resale, or agency agreement; (10) An agreement that cannot be terminated for any reason without a penalty or cost upon up to two months’ notice; (11) An agreement imposing restrictions or requirements on the sale, transfer, or issuance of securities or on the distribution of dividends or assets; (12) An agreement concerning an investigation, legal proceeding, settlement, judgment, or judicial or administrative decision; (13) An agreement with any government or public authority, including tax, environmental, privacy, and technological innovation authorities, and the like; (14) An agreement that applies to or relates to real property in which the Company has rights or which is in its possession; (15) An agreement containing an obligation or liability to pay royalties, commissions, and/or any payment derived from revenue, purchases, and the like, including government or private grants or funding or an application therefor; and (16) An agreement that cannot be quantified in monetary terms but is likely to have a material effect on the Company’s assets, profits, operations, property, rights, or obligations.

“Restrictive Right”	That is to say, with respect to any property, any mortgage, pledge, lien, attachment, right of first refusal, right of retention, easement, cautionary note, equitable ownership right, security interest, retention-of-title agreement, conditional sale, assignment of rights as security, claim, third-party ownership claim or right of use, “put” or “call” rights, right of first refusal/first offer, right of co-investment, drag-along right, anti-dilution right, option, conversion right, right to purchase or receive shares or other securities, lock-up agreement, third-party set-off right, or any binding agreement and/or promise or any other restriction of any kind with respect to such property, including any restriction on (a) receiving income from the property, (b) the use of the asset, and (c) the possession, exercise, or transfer of any other right arising from ownership of the asset, or an obligation to grant, create, or perform any of the foregoing.

“Exclusion”	means, with respect to the Company and except for a Permitted Exception as defined below, any of the following events, to the extent that it occurred during the period beginning on the Effective Date and the obligation therewith arose through the Completion Date (even if payment is scheduled or deferred after the Completion Date): (a) An announcement or payment relating to a distribution, the purchase of securities, the repayment of an owner’s loan, or the repayment of capital or a loan to the sellers or to a person related to the sellers; (b) Any payment (including management or advisory fees) to the Sellers or to a person related to the Sellers; (c) Indemnification, waiver, or release from a guarantee, obligation, or repayment of debt of the Sellers or a person related to them; (d) Any agreement with the sellers or a person related to them, including the sale, purchase, or other transfer of any asset from the Company or by the Company to the sellers or a person related to them; (e) The grant, without consideration, to the sellers or a person related to them of an asset or right of monetary value; (f) The provision of indemnification, a guarantee, or an undertaking with respect to the obligations of the sellers or any person related to them; (g) The creation or granting of a lien, pledge, or any other right in assets to the sellers or any person related to them, or for the benefit of any of them; (h) Transaction expenses, to the extent not paid by the sellers; (i) Any financial obligation to the sellers and/or a person related to them; (j) Any agreement or consent regarding any of the events listed above; and (k) Any payment or tax liability in connection with any of the events listed above.

“Permitted Exception”	means (a) payment of a salary and/or consulting fees to the shareholder or a person related to them in the ordinary course of business, as set forth in the sellers’ calculation; (b) the agreed-upon dividend; (c) any other item included in the sellers’ calculation.

“Companies Law”	The Companies Law, 5759-1999, including those sections of the Companies Ordinance [New Version], 5743-1983, that were not repealed by the Companies Law, as well as the regulations promulgated pursuant to these laws.

“Distribution”	As defined in the Companies Law.

“Knowledge”	To the extent that this term refers to the company’s knowledge, it shall be deemed to include actual knowledge of any of the sellers and/or Mr. Maron Gal and/or Mr. Shmuel Koperk, as well as, with respect to each of them, knowledge that a reasonable officer under the circumstances should have had.

“Business Day”	Sundays through Thursdays (inclusive), unless such a day is the eve of a holiday, another official holiday, one of the Jewish holidays, or another day of rest declared by the government.

“Course of Ordinary Business”	The normal course of business in accordance with the usual practice in the years preceding the date of execution of this Agreement.

“Completion Date”	A business day occurring no later than five (5) business days from the date on which all conditions precedent have been satisfied, or any other date agreed upon by the parties in writing.

“Signing Date”	The date on which this Agreement was signed, as stated at the top of the Agreement.

“Effective Date”	January 1, 2026.

“Confidential Information”	Information of commercial value belonging to a party and/or related to its business activities, including, but not limited to, processes, data, work plans, software, knowledge (commercial, technical, or other), developments, innovations, techniques, marketing plans, strategy, forecasts, budgets, unpublished financial reports, prices, costs, work procedures, lists and details of customers, suppliers, contractors, consultants, employees, and their employment details, and agreements, all of which, whether the information is protectable as a patent or other intellectual property right, or is not protectable as such, as well as the provisions of this Agreement.

“A2Z Shares”	Common Shares, without par value, of A2Z.

“Tax”	Any tax of any kind, including local and federal taxes, whether direct or indirect, such as income tax, corporate tax, withholding taxes, VAT, social security, customs duties, property taxes, as well as any other tax, fee, or levy, and any fines, interest, surcharges, or additional amounts thereon.

“Trustee”	I.B.I. Trust Management.

“Clear and Unencumbered”	Clear and free of any encumbrance, including any agreement, consent, promise, and/or undertaking to create or grant an encumbrance.

“Key Employee”	Each of the officers (designated as such) listed in the Disclosure Schedule.

“A2Z Share Value”	The value of one A2Z share, which shall be calculated based on the average Completion prices (as reported on the stock exchange) of one common share of the Acquirer over the 30 (thirty) trading days preceding the indemnification date.

“A2Z Group”	A2Z and its controlled companies.

“Fixed Assets”	Land, buildings, machinery, storage tanks, containers, equipment, and production tools, vehicles, equipment, furniture, all computer equipment and related accessories, including hardware, communication systems, electronic equipment, air conditioners, and any other related and/or tangible equipment serving and used by the Company prior to the execution of this Agreement, and any other fixed assets listed in the Company’s Form XI.

“Government Agency”	A government, regulatory, or other authorized administrative authority.

“Material Adverse Change”	Any event, circumstance, development, or change that has materially adversely affected or may materially adversely affect the business, assets, financial condition, reputation, or results of operations of the Company, provided that any of the factors listed below or any combination thereof, as well as any change resulting from any or all of the factors listed below, shall not constitute a material adverse change and shall not be taken into account in determining whether a material adverse change has occurred: (a) Changes in the economy, the foreign exchange market, interest rates, or capital markets in Israel or abroad; (b) Changes that generally affect the industry in which the Company operates or the markets in which it operates; (c) changes in law and/or accounting standards; (d) political changes, acts of war, terrorism, and/or armed conflicts; except, in the case of any of the events listed in subparagraphs (a) through (d) above shall not have a disproportionate impact on the Company relative to other entities in its field of activity.

“Control”	as defined in the Securities Law, 5728–1968.

“Preservation Plan”	As defined in Section7.6 below.

“Sellers’ Calculation”	Means the document, signed by the Company’s CEO and attached as Exhibit 3.3(a) to this Agreement, detailing the Sellers’ and the Company’s assessment regarding the amount of deviations and the permitted deviations for the period beginning on the Effective Date and ending on and including the Completion Date, together with all relevant supporting documentation.

“Interim Period”	The period beginning on the date of signing and ending on the date of Completion.

“Base Consideration”	The base consideration in cash together with the base consideration in shares.

“Base Cash Consideration”	25,292,000 NIS, after deducting the estimated variances as of the Completion Date (excluding permitted variances), all as detailed in the sellers’ calculation.

“Base Consideration in Shares”	833,333 A2Z shares.

“2027 Revenue Consideration”	As defined in Section3.4 (a) below.

“2028 Revenue Consideration”	As defined in Section3.4 (b) below.

“Total Consideration”	(a) The Base Consideration in Shares plus (b) the Base Consideration in Cash after the final adjustment, if required pursuant to the provisions of Section 3.3, plus (c) payments of the 2027 Revenue Consideration and/or the 2028 Revenue Consideration, to the extent they become due and payable in accordance with the provisions of this Agreement.

“Support Period”	4 years from the Completion Date.

“A2Z”	A2Z Cust2Mate Solutions Corp., a company incorporated in British Columbia, Canada, with registration number BC1149138, whose shares are traded on NASDAQ

“GAAP”	Means Generally Accepted Accounting Principles (GAAP) in Israel, as established by the Israeli Accounting Standards Board, including all relevant accounting rules, interpretations, and other guidelines, as in effect from time to time.

3.	The Transaction

Subject to and in accordance with the terms of this Agreement and the satisfaction of the conditions precedent, the transaction comprising the following components (the “Transaction”) shall be executed:

3.1.	Purchase of the Shares Being Sold

On the Completion Date, the Shareholder will sell and transfer to the Purchaser, and the Purchaser will purchase and receive from the Shareholder, all of the shares being sold, free and clear , such that immediately following the Completion Date, the Purchaser will hold 100% of the Company’s issued and paid-up capital on a fully diluted basis.

3.2.	The consideration on the Completion Date

In consideration for all the shares being sold (which are clear and unencumbered in accordance with the provisions of this Agreement), to be transferred to the Purchaser on the Completion Date, and subject to the terms of this Agreement, the Purchaser shall pay the Shareholder the Base Consideration, as set forth below:

a.	On the Completion Date, the Purchaser shall pay the Shareholder the Base Consideration in cash. The Base Consideration in cash shall be transferred by the Purchaser to the Shareholder, the Trustee, and the Company (on behalf of the Shareholder) in accordance with and subject to Section 3.6 below.

b.	On the Completion Date, the Purchaser shall effect payment of the Base Consideration in shares by delivering to the Shareholder a signed and binding copy of the A2Z Share Allotment Agreement on the Completion Date with respect to the Base Consideration in shares, in the form attached as Exhibit B to this Agreement (“the Share Allotment Agreement”). It is clarified that since the Shareholder intends to file a Section 104(h) tax ruling in accordance with the provisions of Section7.5 , the base consideration in shares shall be allocated on the Completion Date to the Trustee (including in its capacity as a Section 104(h) trustee, for the benefit of the Shareholder) in accordance with the provisions of Section 3.6 and the Trust Agreement (as defined below).

3.3.	Estimated Base Consideration; Base Consideration; Update to Base Consideration; Disputes

a.	Upon the execution of this agreement, the Company shall provide the Purchaser with an estimated sellers’ calculation, reflecting the data to be included in the sellers’ calculation, and reflecting the Company’s and the sellers’ assessment of such data as of the date of execution of this Agreement and as of the Completion Date, signed by the Company’s CEO, which shall be attached as Exhibit 3.3(a) to this Agreement (“Sellers’ Calculation”).

b.	Within 60 days after the Completion Date, the Purchaser may file an objection to the Sellers’ Calculation or submit a revised calculation on its own behalf by delivering a written notice to the Shareholder, accompanied by supporting documentation and calculations (to the extent available to the Purchaser) (“Purchaser’s Objection Notice”). Any matter not expressly detailed in the Purchaser’s Objection Notice shall be deemed approved by the Purchaser.

c.	The Shareholder may file an objection to the calculations set forth in the Purchaser’s Calculation Notice by delivering a written notice of such objection to the Purchaser within 30 days after delivery of the Purchaser’s Calculation Notice (“Sellers’ Objection Notice”), accompanied by supporting documentation, information, and calculations. Any matter not expressly detailed in the Sellers’ Objection Notice shall be deemed approved by the Sellers.

d.	If a Shareholder submits a Notice of Objection by the deadline, then the Purchaser and the Shareholder shall consult in good faith for a period of up to 15 business days following the delivery of the Notice of Objection in an effort to resolve any disputed matter detailed in the Notice of Objection, and any decision they reach shall be in writing and shall be final and binding on the parties to this agreement.

e.	If, following the 15-business-day period specified above, the Purchaser and the Shareholder are unable to resolve any matter set forth in the notice of objection, then the Purchaser and the Shareholder shall contact PWC Israel, or, if that accounting firm is unable or unwilling to handle the matter, or has become dependent and/or is in a conflict of interest, to another recognized international accounting firm acceptable to the Purchaser and the Shareholder and independent of the Company, the Sellers, and the Purchaser; In the absence of agreement within five business days, such an accountant shall be appointed by the President of the Israel Institute of Certified Public Accountants (“the Auditing Accountant”). The Purchaser and the Shareholder shall instruct the Auditing Accountant to rule on any matter still in dispute as an arbitrator within 30 days of the date of his appointment, in accordance with the terms of this Agreement. The Auditing Accountant shall not be authorized to discuss or rule on any matter that is not in dispute; he shall rule only on the disputed details and within the range of the parties’ positions. The Auditor shall not be subject to rules of procedure or rules of evidence. The Auditor’s determination regarding required adjustments for the Company’s deviations and permitted deviations shall be provided in a reasoned manner, in writing, and shall be final, binding on the parties to this Agreement, and non-appealable.

f.	The fees, costs, and expenses of the auditor shall be paid proportionally by the Purchaser on the one hand, and by the Sellers on the other, based on the percentage to which the auditor’s determination relates to the total amount of the disputed items as originally submitted to the auditor.

(Amounts included in the Seller’s calculation for which the Buyer has not filed a notice of objection pursuant to Section 3.3(c) and/or for which the Buyer has filed an objection but the Sellers have not filed a counter-objection pursuant to Section 3.3(d) and/or for which an agreement has been reached between the parties pursuant to Section 3.3(e) and/or that were determined by the independent auditor pursuant to Section 3.3(f) (hereinafter referred to as the “Final Adjustment”).

g.	Any payment required pursuant to the Final Adjustment shall be made by bank transfer within 10 business days from the date it becomes final.

h.	Notwithstanding the foregoing, if, pursuant to the final adjustment under this section, the shareholder is required to refund an amount overpaid to her by the purchaser, the Sellers shall pay the Purchaser immediately and without any dispute the balance of the payment for the final adjustment by bank transfer of available funds to the Purchaser’s bank account or, at the Purchaser’s option, by offsetting it against the rent payments that the Company is required to pay to the Shareholder after the Completion Date pursuant to the lease agreement (“Rent”).

i.	If, pursuant to the final adjustment under this section, the Purchaser has underpaid the Shareholder, the balance of the payment for the final adjustment shall be paid by the Purchaser to the Shareholder immediately and without any dispute via bank transfer to the Shareholder’s bank account or, at the Sellers’ option, as an addition to the consideration for the 2027 revenues.

j.	Amounts that either party is required to pay and/or refund pursuant to the final adjustment under this section shall be deemed an adjustment to the total consideration paid on the Completion Date for tax purposes, unless otherwise required by applicable law.

3.4.	Revenue Consideration for 2027 and/or 2028

a.	Provided that, according to the audited financial statements of A2Z and the Company prepared in accordance with IFRS for the year 2027, the Company’s gross revenue in 2027 (on a standalone basis and excluding the Company’s revenue derived from the sold outdoor signage business) does not fall below 60,000,000 NIS (“2027 Sales Threshold”), the shareholder shall be entitled to additional cash consideration as set forth below (“2027 Revenue Consideration”):

(i)	If the Company’s gross revenue as described above in 2027 is equal to or exceeds 66,000,000 NIS, the shareholder shall be paid a total of 10,000,000 NIS in cash;

(ii)	If the Company’s gross revenue as described in 2027 exceeds the 2027 Sales Threshold but is less than or equal to 66,000,000 NIS, the shareholder shall be paid a cash amount (in an amount to be determined on a linear basis according to the level of revenue within the aforementioned range; in any event, no cash payment in excess of 10,000,000 NIS shall be made. For illustrative purposes only, if the Company’s revenue in 2027 totals 63,000,000 NIS, the shareholder will receive a cash payment of 5,000,000 NIS in respect of the 2027 revenue.

(iii)	To the extent that the Company’s gross revenue as described above in 2027 exceeds 66,000,000 NIS, the amount exceeding 66,000,000 NIS shall be deemed the “Amount Carried Forward to 2028.”

b.	Provided that, according to the audited financial statements of A2Z and the Company for 2028 prepared in accordance with IFRS, in 2028 the Company’s gross revenue (on a standalone basis and excluding the Company’s revenue derived from the sold outdoor signage business) plus (as applicable) the amount carried forward to 2028, do not fall below 66,000,000 NIS (“2028 Sales Threshold”), the shareholder shall be entitled to additional cash consideration as set forth below (“2028 Revenue Consideration”):

(i)	If the Company’s gross revenue as described above for the year 2028 exceeds 66,000,000 NIS but is less than 75,000,000 NIS, a cash amount of up to 5,000,000 NIS will be paid, determined on a linear basis according to the Company’s revenue within that range; or

(ii)	if the Company’s gross revenue as stated above for the year 2028 is equal to or exceeds 75,000,000 NIS but is less than 90,000,000 NIS, a cash payment equal to: (a) 5,000,000 NIS, plus (b) a cash amount of up to 10,000,000 NIS, which will be determined on a linear basis according to the level of revenue within the range of 75,000,000 NIS to 90,000,000 NIS; or

(iii)	Subject to subsection (c), if the Company’s gross revenue as described above for the year 2028 is equal to or exceeds 90,000,000 NIS, a cash amount of 15,000,000 NIS shall be paid.

c.	Notwithstanding the foregoing, the consideration for the 2027 revenues, together with the consideration for the 2028 revenues, shall in no event exceed a total of 20,000,000 NIS.

d.	The Company and the Purchaser shall provide the Sellers with a detailed annual report regarding the relevant operations and revenues for the years 2027 and 2028 and shall allow, subject to a standard confidentiality agreement, an advisor on their behalf to review the calculations, the Company’s books, and the relevant records of the other companies in the A2Z Group, upon reasonable notice. The Sellers shall be entitled, once per calendar quarter, to request and receive a report containing the raw data regarding revenues for the relevant period, provided that such data was collected by the Purchaser independently of the provisions of this section and that the preparation of the quarterly report as described herein shall not impose upon the Purchaser or the Company any obligation to perform additional specialized work. Any dispute shall be referred to the expert accountant pursuant to Section3.3 , with the necessary adjustments.

e.	Subject to the provisions of Section 3.6 below (including Section 3.6(e)), to the extent that the Shareholder is entitled to payment for the 2027 Revenue and/or the 2028 Revenue in accordance with the provisions of this Agreement, the Purchaser shall pay the Shareholder the said payment, less any employee bonuses and commissions related to such payment as detailed in the Disclosure Schedule, within 30 days of the date of approval of A2Z’s relevant audited financial statements and, in any event, no later than April 30 of the year following the relevant year. (“Revenue Consideration Payment Date”). If the audited financial statements have not been approved by that date for reasons beyond the Shareholder’s control, the amount shall be paid based on A2Z’s approved management statements, subject to adjustment upon completion of the audit.

f.	It is hereby clarified that revenue related to the Company’s line of business (as defined below) and received by the Purchaser and/or anyone acting on its behalf shall be taken into account for the purpose of calculating the 2027 Revenue Consideration or the 2028 Revenue Consideration under this Agreement (as applicable).

g.	Any sale and/or transfer of all or substantially all of the Company’s assets and/or all of its shares (hereinafter referred to as a “Sale Event”).

If a sale event occurs prior to December 31, 2027, the shareholder shall be entitled to full payment of the 2027 revenue consideration and the 2028 revenue consideration, regardless of whether the criteria for entitlement to such payment have been met in full (i.e., regardless of the amount of revenue), which shall be paid in accordance with the provisions of this Agreement on the relevant revenue payment date.

If a sale event occurs after December 31, 2027, and before December 31, 2028, the Shareholder shall be entitled to full payment of the 2028 revenue consideration, regardless of whether the eligibility criteria for such payment have been met in full (i.e., regardless of the amount of revenue), which shall be paid in accordance with the provisions of this Agreement on the 2028 revenue payment date.

3.5.	Distribution of the Agreed-Upon Dividend. Immediately prior to and subject to the Completion Date, the Company will declare the distribution of the agreed-upon dividend to the Shareholder, and after the Completion Date, the Company will actually distribute the agreed-upon dividend to the Shareholder.

3.6.	Actual Payment of the Total Consideration; Trustee; Withholding Tax.

a.	On the Completion Date, the Purchaser shall transfer: (a) to the Shareholder, a cash amount equal to the Base Cash Consideration less 15,000,000 NIS (“Direct Payment to the Shareholder”) less a total of 4,107,000 NIS (“the amount payable for withholding tax on the agreed-upon dividend”), (b) to the Trustee: (i) 15,000,000 NIS (“the cash consideration to the Trustee”), and (ii) the base consideration in shares, which the Trustee shall hold in trust for the Purchaser and the Shareholder in accordance with the provisions of this Section 3.6 and the Trust Agreement set forth in Appendix C to this Agreement (“the Trust Agreement”), which includes the Trustee’s obligation pursuant to Section 6.2.4.3 of Income Tax Circular 19/2018 regarding a transaction for the sale of rights in a corporation that includes consideration to be transferred to the seller at future dates; and (c) to the Company (on behalf of the Shareholder), the amount of the withholding tax payable on the agreed-upon dividend.

b.	The Shareholder shall act, as soon as possible and no later than the 12th day of the month following the month in which the Completion Date occurred (the “Final Date”), to obtain and provide to the Purchaser and the Trustee the following certificates (both in forms acceptable to the Trustee), in accordance with the provisions of Section 7.5 of this Agreement: (1) Tax Ruling 104H, as defined in Section 7.5 below, with respect to the base consideration in shares; and (2) a valid and specific certificate from the Tax Authority granting an exemption from or a reduction in withholding tax with respect to the entire consideration under this Agreement (“the Specific Certificate”). For the avoidance of doubt, it is hereby clarified that an exemption certificate pursuant to the Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977 (hereinafter: “General Exemption Certificate”), shall not be considered a valid approval for an exemption or reduction of withholding tax for the purposes of this Agreement with respect to any consideration transferred to the Sellers, unless a Tax Ruling 104H was obtained prior to receiving the Specific Approval regarding the base consideration in cash; in which case the General Exemption Certificate may be considered a valid withholding tax certificate solely with respect to the base consideration in cash. Furthermore, if a Tax Ruling 104H has been issued but neither a specific approval nor a general exemption certificate has been received, and the trust period has not yet ended, the seller may request that a 30% withholding tax be deducted from the cash base consideration.

c.	The trustee shall hold the cash proceeds in trust and the base consideration in shares on behalf of the shareholder until the final date or until an earlier date on which the shareholder requests in writing the release of the base consideration, or until another date required in writing by the Tax Authority, whichever is earlier, all subject to the provisions of any applicable law and the trust agreement (“Release Date”). During this period, the Shareholder shall take steps to provide the certifications specified in subsection (b) above. Provided that a valid and specific approval from the Tax Authority, as referred to in subsection (b)(2), is submitted to the Trustee and the Purchaser no later than 3 business days prior to the relevant Release Date, the Trustee shall withhold tax at source in accordance with its terms. If no such approval has been provided to the Trustee by the relevant Release Date, the Trustee shall pay, from the cash consideration paid to the Trustee, tax at the maximum rate required by law with respect to all components of the consideration. If the tax assessment decision specified in subsection (b)(1) has not been provided to the trustee by the release date, the trustee shall pay, from the cash consideration received by the trustee, the amount of the withholding tax at the maximum rate required by law with respect to the base consideration in shares, all in addition to the withholding tax applicable to the base consideration in cash, if any, and the base consideration in shares shall be released to the shareholder. It is clarified that if the tax ruling specified in subsection (b)(1) has not been submitted no later than 3 business days prior to the release date and the specific approval has been received, the trustee shall pay, from the cash consideration paid to the trustee, in addition to the withholding tax applicable to the base consideration in cash, to the extent applicable under the specific approval, the amount of withholding tax at the maximum rate required by law with respect to the base consideration in shares, and shall release the base consideration in shares, including the balance of the base consideration in cash, after deducting from the base consideration in cash: (1) withholding tax on the base consideration in cash, subject to the provisions of the specific approval; (2) withholding tax on the base consideration in cash with respect to the equity component of the base consideration at the maximum rate required by law in relation to the base consideration in shares, payable to the shareholder.

d.	The Company shall, within 3 business days of the Completion Date, remit to the Tax Authority the amount required to cover the withholding tax on the agreed dividend, as required by law.

e.	In connection with and as a condition for the payment of the 2027 Revenue Consideration and the 2028 Revenue Consideration (to the extent that these are payable pursuant to this Agreement), the Shareholder shall present to the Purchaser a valid and specific certificate from the Tax Authority, in a form acceptable to the Purchaser, for an exemption from or a reduction in withholding tax with respect to the 2027 Revenue Consideration and/or the 2028 Revenue Consideration, as applicable. If the Shareholder has not provided the Purchaser with an exemption in accordance with the provisions of this Section E by the expiration of 60 days from the payment date of the relevant revenue consideration, the Purchaser shall be entitled to withhold tax at source from the 2027 revenue consideration and/or the 2028 revenue consideration, as applicable, at the maximum rate required by law with respect to the 2027 revenue proceeds and/or the 2028 revenue proceeds, as applicable, and to pay the balance of such proceeds to the Shareholder.

f.	Any amount lawfully withheld and remitted by the Trustee to the tax authorities shall be deemed, for all intents and purposes under this Agreement, to be consideration paid to the Shareholder. The Trustee shall provide the Shareholder and the Purchaser, within a reasonable time after the transfer of such amount to the Tax Authority, with documentation regarding the amount of tax withheld and paid. The balance of the cash consideration held by the Trustee, after the aforementioned deductions have been made, shall be released to the Shareholder in accordance with the provisions of the Trust Agreement. If the base cash consideration is insufficient to cover the full amount of the aforementioned tax withholdings, the Shareholder shall provide the Trustee, at the time required, with the additional amount necessary to make the withholding and pay the tax as required by law.

g.	All requests submitted to the Tax Authority by the Shareholder or anyone acting on its behalf in connection with obtaining specific approvals in accordance with the provisions of this Agreement shall be subject to the prior review and written approval of the Purchaser (and it is clarified that each such request shall include a sufficiently detailed reference to all components of the transaction, including contingent considerations). In addition, the Shareholder shall, without delay, provide the Purchaser with copies of all its correspondence with the Tax Authority regarding such requests and shall coordinate with the Purchaser and its advisors any response from any of the Sellers or their representatives to the Tax Authority.

4.	Continued Provision of Services by Ofer

It is agreed with Ofer that his commitment to continue providing management services, from the Completion Date until the end of the support period, constitutes a primary, fundamental, material, and inseparable condition for the Purchaser in entering into this transaction. For these management services, Ofer shall be entitled to separate and appropriate compensation as set forth in the management agreement. Accordingly, Ofer hereby undertakes to (a) serve as the Company’s active chairman for the duration of the support period; (b) provide services in connection with A2Z’s international Retail Media operations, in cooperation with and in accordance with the instructions and decisions of A2Z’s CEO; and (c) should the Company decide to terminate the employment of Mr. Maron Gal before the end of 2028, Ofer will also serve as the Company’s CEO at least until the end of 2028, unless another CEO is appointed by mutual agreement between the Company and Ofer. The terms and compensation for the services to be provided by Ofer as described above shall be as set forth in the management agreement in the form attached as Exhibit D to this Agreement (the “New Management Agreement” and “Management Services,” respectively), which shall be executed and become effective on the Completion Date.

5.	Conditions Precedent

5.1.	Mutual Conditions Precedent. The Completion of the transaction pursuant to this Agreement and the parties’ obligations to perform the transactions set forth herein are contingent upon the satisfaction of all of the conditions precedent set forth below:

a.	There is no legal impediment to completing the transaction pursuant to this Agreement.

5.2.	Conditions Precedent to the Purchaser’s Obligation to Complete the Transaction. The Purchaser’s performance of the transaction pursuant to this Agreement is contingent upon the fulfillment of each of the conditions precedent set forth below or the Purchaser’s waiver thereof in writing:

a.	All representations and warranties of the Sellers and the Company pursuant to Sections 10.1 and10.2 shall be true and valid as of the date of execution (except for representations relating to a specific date, which shall be true as of that date) and shall be true and valid in all material respects as of the date of Completion;

b.	Each of the Sellers and the Company has, in all material respects, fulfilled all obligations required of them pursuant to the provisions of this Agreement prior to the Completion Date and has delivered all Completion Documents applicable to them under this Agreement;

c.	The Sellers and/or the Company, as applicable, have obtained all the approvals listed at in Section 10.1(c)(iv) of the Disclosure Schedule, provided that such approvals do not include any conditions, have provided all the notices listed in Section 10.1(c)(iv) of the Disclosure Schedule, and have delivered a copy of each to the Purchaser;

d.	No legal or regulatory order, restriction, or prohibition shall be in effect that prevents or restricts the completion of the purchase of the shares being sold or the conduct of the Company’s business following Completion, and no legal proceeding in connection therewith shall be pending or threatened, and/or no written demand shall be filed or received regarding the initiation of any legal proceedings in connection with the purchase of the shares being sold, the purpose of which is to challenge the transaction, claim substantial compensation in connection therewith, or restrict any material right of the purchaser as a shareholder in the Company.

e.	There has been no material adverse change with respect to the Company.

5.3.	Conditions Precedent to the Obligation of the Sellers and the Company to Complete the Transaction. The execution of the transaction pursuant to this Agreement by each of the Sellers and the Company is conditional upon the fulfillment of each of the conditions precedent set forth below or a waiver thereof in writing by the Sellers or the Company:

a.	All representations, statements, and undertakings of the Purchaser pursuant to Section10.3 shall be true and valid as of the date of execution (except for representations relating to a specific date, which shall be true as of that date) and shall be true and valid in all material respects as of the date of Completion;

b.	The Purchaser has, in all material respects, fulfilled all of its obligations under this Agreement that are due prior to the Completion Date and has delivered all Completion Documents applicable to it under this Agreement.

Each of the conditions set forth in Sections 5.1 –5.3 , “Suspensive Conditions,” and collectively, the “Suspensive Conditions.”

5.4.	Reasonable efforts to satisfy the Conditions Precedent. The parties shall act jointly and use all reasonable efforts to ensure that the Conditions Precedent are satisfied. Each party undertakes to report to the other parties on an ongoing basis regarding the progress made in addressing the conditions precedent under its responsibility, including any difficulty that arises or that it becomes aware may arise in connection with such conditions and/or their fulfillment.

5.5.	Party Causing a Conditional Precondition Not to Be Fulfilled. A party that causes a conditional precondition not to be fulfilled, directly or indirectly, shall not be entitled to rely on its non-fulfillment, subject to the requirements of any applicable law.

6.	Completion of the Transaction

6.1.	Completion of the Transaction. Subject to the satisfaction of the conditions precedent (or a waiver thereof by the party authorized to waive them as provided), the transaction shall be closed by the exchange of electronic signatures (or in any other manner agreed upon in writing by the parties) on the Completion Date.

6.2.	Actions on the Completion Date. On the Completion Date, all of the actions listed in sections6.3 –6.4 below shall be performed simultaneously and as a single transaction; they shall be deemed to have been performed simultaneously for the purposes of Completion the transaction, and no action shall be deemed to have been performed until all other actions have been performed.

6.3.	Actions by the Sellers and the Company. On the Completion Date, the Shareholder shall transfer to the Purchaser all of the shares being sold, clear and unencumbered, and the Sellers and/or the Company (as applicable) shall deliver to the Purchaser the following Completion documents:

a.	Share transfer deeds relating to the shares being sold, in the form attached to this Agreement as Exhibit 6.3(a)(1), duly signed by the Shareholder, as well as share certificates in the Purchaser’s name, signed by an officer of the Company for all the shares being sold, in the form attached as Exhibit 6.3(a)(2);

b.	A copy of the Company’s shareholder register, signed by an officer of the Company, in which the shares being sold are registered in the Purchaser’s name, in the form attached as Exhibit 6.3(b) to this Agreement, evidencing the Purchaser’s becoming the sole shareholder of the Company;

c.	Cancelled share certificates in the name of the shareholder for the shares being sold, or alternatively, an appropriate affidavit in the form attached as Exhibit 6.3(c) to this Agreement, stating that the shareholder did not receive such certificates or that the certificates were lost or destroyed;

d.	A copy of the resolution of the Company’s board of directors and shareholders’ meeting, in the forms attached as Appendices 6.3(1) and (2) to this Agreement, approving, among other things, (a) the transfer of the shares being sold from the Shareholder to the Purchaser, (b) the registration of the Purchaser as the owner of the shares being sold in the Company’s shareholder register on the Completion Date; and (c) the Company’s execution of this Agreement and all its appendices and the fulfillment of its obligations thereunder; (d) the approval of the reviewed financial statements for the period ending June 30, 2026, and the distribution of the agreed-upon dividend; and (e) the replacement of the Company’s Articles of Association with the version attached to this Agreement as Appendix 6.3(d)(3) hereto.

e.	Confirmation by the Sellers and by the Company, as applicable, that (a) all representations and warranties set forth in Sections 10.1 and 10.2 were true and valid as of the date of execution (except for representations relating to a specific date, which shall be true and valid as of that date), and are true and valid in all material respects as of the Completion Date, and (b) all conditions precedent set forth in Sections5.1 –5.2 have been satisfied, and the Sellers and the Company have fulfilled all of their obligations under this Agreement that are due and payable by the Completion Date, in the form attached as Exhibit 6.3(e) to this Agreement;

f.	All agreements, approvals, and permits required pursuant to Sections , 5.2(c), and above, which the Company and/or the Sellers are required to obtain;

g.	The terms of the new lease agreement, in the form attached as Appendix 6.3 (g), shall be signed.

h.	The new employment agreement for the Company’s CEO, Maron Gal, signed, in the form attached as Appendix 6.3(h) to this Agreement, and the new management agreement for Ofer, signed, in the form attached as Appendix D;

i.	Confirmation that the Company has purchased a Tail policy as part of the directors’ and officers’ liability insurance. The Tail policy shall be considered an expense associated with the transaction. The policy shall take effect on the Completion Date and shall provide insurance coverage for a period of 7 years thereafter, for acts or omissions that occurred prior to the Completion Date, including in connection with the Transaction, all on terms that are not materially less favorable than the coverage the Company had prior to the Completion Date, and to the reasonable satisfaction of the Purchaser.

j.	The Shareholder shall deliver to the Purchaser a signed and binding copy of the two trust agreements between the Shareholder, the Trustee and the Purchaser

k.	The Shareholder shall deliver to the Purchaser a signed and binding copy of the share allocation agreement entered into by the Shareholder and by the Trustee (in its capacity as Trustee 104(h)).

l.	A confirmation regarding the release of liens and the removal and/or replacement of the Company’s guarantees, as applicable, as detailed in Section 10.1(g)(v) of the Disclosure Schedule.

m.	The Company shall actually distribute to the Shareholder the agreed-upon dividend, to the extent it has not yet been distributed.

n.	The shareholder shall transfer to the company, in cash, the amount required so that the company may make the required withholding tax deduction in connection with the distribution of the agreed-upon dividend.

o.	On the date of signing, the Company shall provide the Purchaser with a breakdown of the Company’s cash balances, as well as an estimated status as of the Completion Date of the Company’s obligations regarding credit lines and borrowed funds, in the format attached as Appendix 6.3(15)1. In addition, 5 business days prior to the Completion Date, the Company shall provide the Purchaser with a full breakdown of the Company’s cash balances, as well as an updated status, estimated as of the Completion Date, of the Company’s obligations regarding credit lines and loans from lenders, to be attached as Appendix 6.3(15)2.

p.	The Sellers and the Company shall provide the Purchaser and the Trustee with a withholding tax payment voucher regarding the amount of withholding tax payable on the dividend.

6.4.	Actions by the Purchaser. On the Completion Date:

a.	The Purchaser shall deliver to the Shareholder and the Company a resolution of the Board of Directors and the Shareholders’ Meeting, as applicable, approving, among other things, (a) the purchase of the shares being sold by the Shareholder to the Purchaser; and (b) the Purchaser’s execution of this Agreement, including all its schedules, and the fulfillment of its obligations thereunder in accordance with its terms, including the allocation of A2Z shares.

b.	The Purchaser shall deliver to the Shareholder share transfer certificates relating to the shares being sold, in the form attached as Appendix 6.3(a)(1) above.

c.	The Purchaser shall remit the base consideration in cash to the Trustee and the Shareholder on the Completion Date in accordance with the provisions of Sections3.2 (a) and 3.6 above.

d.	The Purchaser shall deliver to the Shareholder and the Trustee a signed and binding copy of the Share Allotment Agreement.

e.	The Purchaser shall allocate the Z2A shares constituting the base consideration in shares to the Trustee (in its capacity as a Section 104(h) trustee) in accordance with the terms of Section 3.6 and the Trust Agreement.

f.	The Purchaser, as the sole shareholder of the Company immediately following the transfer of the sold shares, shall adopt a shareholder resolution pursuant to which the initial Board of Directors of the Company following the Completion Date shall consist of Gadi Graus, Gadi Levin, and Ofer Gal, and Ofer Gal shall be appointed Chairman of the Board. Effective as of the Completion Date and for as long as Ofer serves as an officer of the Company, Ofer shall be entitled to the same insurance coverage, indemnity, and release provided from time to time to other directors of the Company by the A2Z Group, subject to applicable law.

6.5.	Completion of Documents. Where this Agreement refers to a document in the form attached hereto, but such form has not been prepared or attached as of the date of signing, such document shall be prepared in a form that is reasonably acceptable to the parties and agreed upon by them by the Completion Date. In addition to the foregoing, each party shall sign any additional document that may reasonably be required to complete the transactions set forth in this Agreement.

7.	Interim Period

7.1.	Regulatory Approvals

Promptly following the execution of this Agreement, the parties shall submit the required notices to any governmental authority or other third party, as required by law or this Agreement, and shall act, in cooperation, subject to applicable law, to obtain the regulatory approvals and satisfy the conditions precedent, with respect to the approval and completion of the transaction, if and to the extent that such approval is or will be required.

7.2.	Management and Conduct of Business During the Interim Period

During the interim period, the Company shall continue, and the Sellers shall act (a) to cause the Company to continue to conduct its business in the ordinary course of business, in such a manner that no changes outside the ordinary course of business shall occur, and no action or commitment outside the ordinary course of business shall be undertaken, (b) to maintain the Company’s reputation, business, and sound relationships with customers, suppliers, distributors, and other parties; and (c) to maintain the level of working capital, customer credit policy, supplier payment policy, and collection procedures in accordance with the Company’s normal conduct during the period preceding the execution of this Agreement. Without limiting the generality of the foregoing, during the interim period, the Company and the Sellers hereby undertake to act such that, subject to the provisions of this Agreement, without obtaining the Purchaser’s prior written consent, the Company:

a.	shall not terminate on its own initiative, or refrain from renewing, any permit or approval material to its business;

b.	Shall not declare or pay any dividend or make any other distribution of its assets, nor shall it purchase or redeem its own shares or other securities (except for the declaration and distribution of the agreed-upon dividend, in accordance with the provisions of this Agreement);

c.	Shall not effect or commit to effect any change in its share capital or capital structure (including: the allocation of securities, a change in class, consolidation, reclassification, and the like), shall not pledge its share capital (registered or issued), in whole or in part, and shall not adopt an option plan or any other incentive plan;

d.	Shall not alter the terms of any employee’s employment agreement, including salary or other terms; it shall not alter the terms of any consultant’s or contractor’s consulting or contracting agreement; it shall not enter into a collective bargaining agreement; and it shall not grant or promise bonuses, other payments, or other rights to employees, consultants, or contractors, except as required by law or under agreements in effect as of the date of signing;

e.	It shall not take out loans or credit or receive lines of credit from any party, except within the scope of the Company’s existing lines of credit in the ordinary course of business, and shall not grant loans or credit to any party, except for credit to customers in transactions involving the sale of products or services in the ordinary course of business;

f.	You shall not provide guarantees or indemnification obligations in favor of the sellers or any third party, nor shall you discount debts;

g.	You shall not encumber, pledge, or transfer to a third party in any manner any right, asset, or property of the Company, except for the sale of products and services in the ordinary course of business;

h.	It shall not pay or transfer assets to, nor enter into any agreement with, the Sellers or any person related to the Sellers, nor shall it engage in any related-party transaction;

i.	You shall not initiate or permit the initiation of any proceedings for liquidation, receivership, appointment of a special administrator, or similar proceedings with respect to the Company, or any act of bankruptcy;

j.	It shall not change its accounting methods, or the accounting principles or rules it follows, unless such changes are required by generally accepted accounting principles;

k.	It shall not change its place of residence for tax purposes, conduct business, or establish a branch, agency, or other entity subject to taxation outside of Israel; it shall not amend tax returns, change its tax status, waive any right relating to tax, or settle any tax liability;

l.	It shall not establish a subsidiary or acquire any ownership interest in a corporation, whether through the purchase of securities, a merger, a share exchange, entering into a partnership, obtaining or granting a license, or otherwise, directly or indirectly, nor shall it enter into any agreement or commitment (whether binding or not) in connection therewith;

m.	You shall not terminate, amend, waive any material right under, or seek or agree to terminate or amend, any material agreement, nor shall you enter into any agreement that would be considered a material agreement;

n.	You shall not settle any right, claim, demand, threat, or lawsuit—including in the context of legal, quasi-legal, or administrative proceedings, including any arbitration—nor shall you initiate any such lawsuit or proceeding that materially affects or may materially affect the Company;

o.	You shall not make any changes to the Company’s workforce, including downsizing, layoffs, furloughs, or early retirement, except for the hiring and firing of non-executive employees in the ordinary course of business, nor shall you announce any intention to take any such action;

p.	It shall not cancel or fail to renew insurance policies or materially alter their terms, including the insurance coverage provided thereunder, nor shall it settle any insurance claim, except in the ordinary course of business;

q.	It shall not change the nature or scope of its business as it existed prior to the date of signing, nor shall it enter into any material transaction outside the ordinary course of business;

r.	It shall not contact or communicate with any government entity, except in the ordinary course of business or as expressly permitted or required under this Agreement;

s.	It shall not sell, transfer, license, or otherwise dispose of the Company’s assets, including its holdings in RELO.

t.	It shall not amend the Company’s bylaws or articles of incorporation.

u.	You shall not incur material capital expenditures (CAPEX) that exceed the approved budget or the ordinary course of business, except for urgent expenditures necessary to maintain the Company’s material operations or for safety reasons.

v.	It shall not take any other action that may adversely affect the Company’s business, financial, or operational condition.

w.	It shall not enter into any agreement, or make any commitment or promise (whether binding or not), for the purpose of carrying out any of the actions listed above.

7.3.	Notices During the Interim Period. During the interim period, the Sellers and/or the Company shall provide the Purchaser with written notice immediately upon the occurrence of any event or action that may cause any of the representations made by the Company and/or the Sellers in this Agreement to be untrue, or if it becomes apparent to the Sellers or the Company that any of the documents or information they provided to the Purchaser is untrue, or if they become aware that approval is required from any party not listed in Section5 above for the transaction to proceed, or if an event or events occur that, in the aggregate, constitute a material adverse change to the Company and/or its business or are expected to cause a condition precedent not to be satisfied, specifying such event and/or action (For the avoidance of doubt, the provision of such notice shall not prejudice the Purchaser’s right to indemnification with respect to such event and/or action).

7.4.	Cooperation During the Transition Period. The Sellers and the Company undertake that, until the Completion Date, they will continue to make available to the Purchaser all business data and information, legal, and financial data and information regarding the Company and its operations, and will allow the Purchaser free and reasonable access, during normal business hours and by prior arrangement, to the Company’s documents, officers, and employees, subject to the provisions of the law, in a manner that does not interfere with the Company’s operations or violate any duty of confidentiality. The Purchaser undertakes not to contact the Company’s customers, suppliers, employees, or service providers during the interim period without the Company’s prior approval (which shall not be withheld for unreasonable reasons).

7.5.	Tax Ruling Pursuant to Section 104H of the Ordinance

a.	The Sellers shall be entitled to prepare and submit to the Tax Authority, in coordination with the Purchaser, a request for a tax ruling pursuant to which the Israeli tax event, if applicable, shall be deferred, in connection with the consideration in A2Z shares to which the Shareholder is entitled under this Agreement, until the sale or transfer for consideration of the A2Z shares allocated to the Shareholder as aforesaid, or until such other date as provided in Section 104H of the Income Tax Ordinance [New Version], 5721-1961 (“Tax Ruling 104H”). It is clarified that if Tax Ruling 104H is not received by the Completion Date, for any reason whatsoever, this shall not delay or postpone the Completion, and the shares constituting the base consideration in shares shall be deposited in trust until the tax ruling is received (“Holding the Shares in Trust”) in accordance with the trust agreement, and the remaining provisions of this agreement shall continue to apply.

b.	The Purchaser shall cooperate reasonably with the Company and the Sellers for the purpose of preparing and filing the application and drafting any document or written argument required in connection therewith. The Purchaser shall be given a reasonable opportunity to review, comment on, and approve in advance any such document prior to its submission to the Tax Authority, and the Company and the Sellers shall keep the Purchaser informed of any material discussions or meetings on the matter. Notwithstanding the foregoing, (1) Tax Ruling 104H shall not impose any restrictions or obligations on the Purchaser or any of its affiliated parties, including the Company after Completion, other than those customary in tax rulings of this type, except with the Purchaser’s prior written consent; (2) The final wording of Tax Ruling 104H shall be subject to the Purchaser’s prior approval, which shall not be unreasonably delayed, conditioned, or withheld.

c.	Upon receipt of Tax Ruling 104H and its transmission to the trustee, the provisions of Tax Ruling 104H shall apply to the sellers, and all withholding and reporting obligations relating to the consideration in A2Z shares to which the shareholder is entitled shall be performed in accordance with Tax Ruling 104H and the provisions of Section 104H of the Income Tax Ordinance [New Version].

7.6.	Employee Retention Plan. Within 60 days of the transaction’s Completion, the purchaser shall adopt a retention plan for the key employees as described herein for a period of 36 months from the date of Completion, at a total cost of 2,400,000 NIS, to be formulated by mutual agreement between the Company and Ofer (“the Retention Plan”). It is agreed that 50% of the cost of the Retention Plan (i.e., a cumulative amount of 1,200,000 NIS) shall be paid by the Shareholder, as follows: (a) The Shareholder’s share in connection with the first year of the Retention Plan shall be deducted from the base cash consideration, (b) the Shareholder’s share in connection with the second and third years of the Preservation Plan will be deducted, as determined by the Purchaser, from the 2027 Revenue Consideration and/or the 2028 Revenue Consideration and/or from the rent payments that the Company is required to pay to Gal Binyan pursuant to the Lease Agreement.

8.	Certain Obligations Relating to the Period Following the Completion Date

8.1.	Additional Approvals. To the extent that additional approvals are required—which are not a condition precedent to the Completion of the transaction and which will not be obtained by the Completion Date and/or whose obtaining will be required after the Completion Date—the parties shall act in good faith, with due diligence, and with due speed to obtain such approvals, including cooperating and signing any document as is reasonable under the circumstances. Without limiting the generality of the foregoing, the Sellers shall act, in cooperation with the Company and the Purchaser, to remove the Company from the VAT joint venture with E. Gal Initiatives Ltd. and Gal Construction and Development Ltd. as soon as possible after the Completion Date.

8.2.	Waiver of Claims. Effective as of the Completion Date, each of the Sellers agrees and undertakes, on its own behalf and on behalf of anyone acting on its behalf and/or any party affiliated with the Sellers and/or Ofer, that it irrevocably, fully, and permanently waives, to the fullest extent permitted by law, any and all claims, demands, allegations, causes of action, right, liability, or remedy of any kind or nature whatsoever, whether in law or in equity, whether under contract, statute, or otherwise, known or unknown, present or future, that it has or may have against the Company, the Purchaser, as well as against the directors and officers of the Company, in their capacity as such, in connection with the Company, its shares, and his rights therein (except for the transactions that are the subject of this Agreement), all to the extent that they originated prior to the Completion Date or arise therefrom. Without limiting the generality of the foregoing, the waiver shall also apply to any claim: (a) relating to rights in the Company’s shares or other securities, except as expressly provided in this Agreement; (b) for the receipt of any consideration from the Company or in connection with a transaction, beyond the consideration expressly due to such Seller under this Agreement; (c) in connection with any prior agreement, obligation, or arrangement between such seller and/or any of its affiliates and/or between Ofer and/or any of its affiliates, on the one hand, and the Company or anyone acting on its behalf, on the other hand; and (d) with respect to any bonus, compensation, commission, management fee, reimbursement, loan, advance, employee benefit, or other payment relating to the period prior to the Completion Date. Notwithstanding the foregoing, such waiver shall not apply to: (1) the rights of such seller to receive the consideration due to him under this Agreement, subject to its provisions; (2) express rights of such seller under this Agreement or under the transaction documents; (3) salary payments, ancillary rights, unreimbursed expenses, or other ongoing payments legally due to the sellers pursuant to a valid engagement agreement with the Company, to the extent such payments have not yet been made, and in respect of the period up to the Completion Date, all of which are limited solely to those expressly set forth in Schedule 8.2; (4) rights under the Company’s insurance policy for officers and directors, to the extent applicable; and (5) any right to indemnification, waiver, reimbursement of expenses, or assumption of defense costs available to any of the Sellers in connection with their tenure or services as an officer or director of the Company in accordance with the indemnity agreements set forth in Appendix 10.1 (14) to the Disclosure Schedule, with respect to any act or omission that occurred up to the Completion Date.

8.3.	Non-Competition and Non-Solicitation. In consideration of the payments to be received by the Shareholder under this Agreement, each of the Sellers hereby agrees, represents, and warrants to the Purchaser and the Company that, until the later of (a) the expiration of four years from the Completion Date, and (b) two years from the date on which Ofer, either personally or through a corporation acting on his behalf, ceases to be employed by the Company: (1) He will not engage in the Restricted Field of Activity (as defined below), whether as an employee, consultant, shareholder, director, officer, or in any other capacity, anywhere in the world; he will not acquire or hold any ownership right or interest in any business, venture, or corporation involved in the Restricted Field of Activity (except for a passive holding of up to 5% of the capital of a publicly traded company, without holding any position or having any involvement therein), and shall not assist another person in engaging in the Restricted Field of Activity, whether for consideration or not, directly or indirectly, on his own behalf or on behalf of others; and (2) shall not employ any person who was an employee of the Company and for whom one year has not yet elapsed since the termination of that employee’s employment; nor shall the Company solicit or encourage (nor assist or advise another to solicit or encourage) any employee, consultant, officer, customer, supplier, distributor, or any other party with a business relationship with the Company to terminate their relationship with the Company, or to enter into a relationship with another person engaged in the restricted field of business. Ofer hereby declares that the consideration to be received by the shareholder under this agreement includes appropriate consideration for his obligations under this section and that he is aware that the purchaser is relying on these obligations and would not have entered into this agreement had each of the sellers not undertaken such obligations. “The restricted business field” means the development and global supply of in-store mobile shopping experiences and self-checkout (SCO) solutions, including smart shopping carts, electronic shelf labels (ESL), and other solutions for the retail market, as well as in-store retail digital media products and services.

8.4.	Non-Defamation. The Sellers and the Purchaser mutually undertake not to knowingly publish any false statement that would materially harm the reputation of the other party or anyone acting on its behalf, except for a statement required by law or in the context of legal proceedings.

8.5.	The Company’s Operations Following Completion. Without prejudice to the right of the Purchaser and its representatives to manage the Company’s business after the Completion Date at their sole discretion, the Purchaser undertakes that, effective as of the Completion Date, Dia will lead and be responsible for all of the A2Z Group’s Retail Media operations in Israel, including Dia’s existing operations in Israel prior to the Completion Date, Retail Media operations in Israel on smart shopping carts, and any new operations in the Retail Media sector (“the Company’s Line of Business”), all in accordance with and subject to A2Z’s guidelines as determined from time to time by A2Z’s management and/or board of directors. The parties acknowledge that the potential entitlement to revenue-based consideration for the years 2027 and 2028 was a material consideration for the Sellers in entering into this Agreement. Accordingly, the Purchaser undertakes that, subject to reasonable business considerations, as determined by the Purchaser in good faith, and to A2Z’s guidelines, it will not intentionally act with the primary purpose of thwarting, reducing, or preventing the possibility of meeting the conditions entitling the Company to the aforementioned revenue-based consideration, and in doing so, it will not act to transfer revenues within the Company’s field of business that would have accrued to the Company outside of the Company. For the avoidance of doubt, nothing in this section shall oblige the Purchaser to manage the Company’s business in any particular manner, to continue any activity, to invest any specific amount, or to refrain from making any business, operational, organizational, or strategic changes, provided that such action is not taken with the primary purpose described above. Nothing in the foregoing shall preclude the Company’s revenues that were intended to be credited to the Company and were received by the Purchaser and/or anyone acting on its behalf from being considered for the purpose of calculating the 2027 revenue consideration or (as the case may be) the 2028 revenue consideration under this Agreement.

8.6.	The Company shall, within a period not exceeding 30 days from the Completion Date, release the Sellers and/or anyone acting on their behalf from the approved personal guarantees, as defined in Section ( ) of the Disclosure Schedule, in connection with the Company that have not yet been released as of the Completion Date (“Approved Sellers’ Guarantees”).

8.7.	Allocation of Taxes for the Period Prior to the Completion Date. In any case where any tax of the Company applies to a tax period that includes the Completion Date but does not end on it, the portion of the tax relating to the period up to and including the Completion Date shall be allocated as follows: (a) In the case of property tax, municipal tax, a tax based on value, or any other tax accrued over time—on a pro rata basis, such that the tax amount for the full tax period is multiplied by the fraction whose numerator is the number of days from the beginning of the tax period up to and including the Completion Date, and whose denominator is the total number of days in that tax period; and (b) in the case of any other tax—based on the amount of tax that would have been payable had the relevant tax period ended on the date of Completion. Any tax credit, deduction, or tax benefit relating to a tax period that includes the date of Completion but does not end on that date shall be allocated in accordance with the same principles.

9.	Termination of the Agreement

9.1.	Events Leading to Termination. This Agreement may be terminated prior to the Completion Date in any of the following cases: (a) by mutual written agreement of the Sellers and the Purchaser; (b) by written notice from the Sellers or the Purchaser, if and to the extent that the Completion Date does not occur within 15 days of the date of execution (“Expiration Date”), provided that the failure to close by the Expiration Date was not caused by an act or omission of the party seeking to terminate the Agreement pursuant to this Section; (c) by the sellers or the buyer, as the case may be, if the other party (the buyer, the sellers, or the company, respectively), has breached a material obligation set forth in this Agreement or has materially breached any of its representations in this Agreement, and such breach has not been remedied within 14 business days from the date on which written notice of such breach was sent to the Purchaser, the Sellers, or the Company, as applicable; (d) by the Sellers or the Purchaser, as applicable, if a competent court or other governmental authority has issued a judicial order, judicial or quasi-judicial decision, judgment, or directive, that restricts, prevents, or otherwise prohibits the Completion of the transaction that is the subject of this Agreement or the implementation of its provisions, provided that such order, decision, judgment, or directive is final and non-appealable.

9.2.	Consequences of Termination. Upon termination of this Agreement pursuant to Section9 , this Agreement shall become null and void and of no force or effect with respect to either party, their employees, officers, directors, shareholders, or affiliated companies, and there shall be no obligations arising under this Agreement, unless such termination results from a breach by a party to the Agreement of any of its obligations or representations under this Agreement. In the event of such a breach, the aggrieved party shall retain any rights or claims it may have under any law in connection with such breach.

9.3.	Provisions Surviving Termination of the Agreement. The provisions of Section9 , Section 12 (Confidentiality), Section13.1 (Taxes and Expenses), and Section14 (Miscellaneous) shall remain in effect following the termination of the Agreement, for any reason whatsoever.

10.	Representations, Declarations, and Undertakings

10.1.	Representations, Statements, and Undertakings of the Company and the Sellers Regarding the Company

Subject to the disclosures set forth in the section marked with the same letter in the Disclosure Schedule of the Company and the Shareholder, which was provided to the Purchaser concurrently with the execution of this Agreement and is attached as Schedule 10.1 to this Agreement (“Disclosure Schedule”), each of the Company and the Shareholder confirms, represents, and warrants, jointly and severally, that each of the representations, declarations, and undertakings contained in this Section 10.1 are accurate, true, and complete, and that they are aware that the Purchaser is entering into this Agreement and executing the transaction based on these representations, declarations, and undertakings (the representations set forth below, the “Representations Regarding the Company”).

a.	Incorporation

(i)	The Company is duly incorporated in Israel, is a private limited liability company, is duly registered with the Registrar of Companies, and is not registered as a “law-violating company.” The Company conducts its business exclusively in Israel; it is not registered and is not required to be registered in any other jurisdiction, whether as a foreign company or otherwise.

(ii)	Copies of the Certificate of Incorporation, the Memorandum of Association, and certificates of name change (if applicable), as well as the company’s current Memorandum of Association and Articles of Association, are attached in Section 10.1 (a) ( ii) to the Disclosure Schedule, and are in full force and effect.

(iii)	Since its incorporation, the Company has not passed any resolution regarding its voluntary dissolution; no dissolution proceedings have been initiated against the Company; no petition has been filed for dissolution, receivership, or the appointment of a special administrator; and no notice or warning has been received regarding any intention to initiate such proceedings. The Company has not entered into any arrangement with creditors, is not negotiating any arrangement with its creditors, and has not filed for bankruptcy.

(iv)	All decisions made by the Company, whether at general meetings or by the board of directors, were made in accordance with the law in all material respects, and every action or transaction carried out by the Company received all approvals required by law, its articles of incorporation, and in accordance with any material agreement to which the Company is a party, as well as all approvals from the competent authorities and third parties, to the extent that such approvals were required.

(v)	The Company’s directors and officers were duly appointed and are as set forth in Section 10.1(a) ( v) (a) of the Disclosure Schedule. Except as set forth in Section 10.1 (a) ( v) (b) of the Disclosure Schedule, the Company’s directors and officers are not entitled to compensation, indemnification, a grant, bonus, special payment, or any other payment, whether (1) in connection with their services, (2) in connection with the termination of their tenure, or (3) upon completion of the transaction.

b.	Capital

(i)	The Company’s registered share capital is 15,000 NIS, divided into 15,000 common shares with a par value of 1 NIS each .

(ii)	The Company’s fully diluted issued and paid-in capital immediately prior to the Completion is 2,000 common shares held by the shareholder. All of the Company’s fully diluted issued capital is held entirely and exclusively by the shareholder, and is unencumbered and free of any liens. Other than the shareholder, no person holds any shares or securities of the company, including bonds or loans convertible into shares or securities, options, rights to profits, rights to the company’s funds, rights to its assets, voting rights, or any other right convertible into shares of the company. There is no obligation or commitment on the part of the Company or the sellers to allocate, sell, transfer, redeem, or purchase shares, options, bonds, other obligations of any kind, or any promise conferring the right to receive or acquire, in exchange for monetary consideration, in return for services, or in any other manner, any shares or securities of the Company or voting rights therein or a share in its profits.

(iii)	The Company’s issued and paid-up share capital was lawfully issued in accordance with its articles of incorporation and in compliance with all laws applicable to the Company, and is fully paid up, non-forfeitable, and not subject to any third-party rights. The shares being sold will be transferred to the purchaser on the Completion Date, fully paid up, non-forfeitable, and free and clear of any encumbrances.

(iv)	There are no outstanding contractual obligations of the Company to repurchase, redeem, or otherwise acquire any of the Company’s securities.

(v)	All of the Company’s issued and paid-in capital, on a fully diluted basis immediately following the Completion Date, will be held by the purchaser.

(vi)	The Company has not adopted any stock option plan or other equity incentive plan or equity-like rights, nor has it committed to grant any rights, options, or shares of any kind or rights attached to shares, profit-sharing rights, or other similar rights relating to the Company, or any other plan, promise, or contract that grants compensation in the form of shares or any other securities to any third party.

(vii)	Except as set forth in Section 10.1 (b) ( vii) of the Disclosure Schedule, the Company does not, directly or indirectly, hold any interests in any corporation, partnership, or other joint venture, nor does it have any right to acquire such interests. Furthermore, the Company is under no obligation to provide shareholder loans and/or to invest in the share capital of any corporation in any other manner.

c.	Authority; No Conflict and Approvals

(i)	The Company is authorized to enter into this Agreement and has obtained all resolutions, approvals, and authorizations required by law and under its articles of incorporation for the purpose of entering into this Agreement, including the agreements, approvals, and other documents specified in this Agreement to which it is a party (hereinafter collectively referred to as: “Transaction Documents”), to execute this Agreement and the other Transaction Documents, and to approve all actions taken pursuant thereto; and this Agreement and the other Transaction Documents shall, upon their execution, constitute a legal, valid, binding, and enforceable obligation of the Company, in accordance with their terms. The signatories to this Agreement and the other Transaction Documents are duly authorized to sign on behalf of the Company and to bind the Company by their signatures.

(ii)	There is no restriction, impediment, or prohibition under any law, under the Company’s articles of incorporation, under any material agreement to which the Company is a party or by which it is bound, or under any permit, permit, or license granted to the Company, on the Company’s entering into this Agreement and the other transaction documents or on the Company’s fulfilling its obligations thereunder and performing the provisions thereof.

(iii)	The signing of this agreement and the other transaction documents by the Company and the performance of its obligations thereunder: (a) do not conflict with or contradict the Company’s articles of incorporation; (b) do not conflict with or contradict any material agreement, license, or permit to which the Company is a party or by which it is bound; (c) will not result in a breach, default, call for immediate payment, termination, cancellation, suspension, non-renewal, modification, or acceleration of any material right, or in the creation of a right on the part of any third party to demand payment, compensation, consent, or waiver; (d) shall not result in the creation of a mortgage, pledge, lien, attachment, assignment, or any other third-party right on the Company’s property or assets; (e) shall not confer upon others, including employees, consultants, suppliers, or customers, any right to payment, compensation, or benefit whatsoever; and (f) shall not constitute a violation of any law, regulation, rule, order, judicial or administrative decision applicable to the Company or its assets, and, to the best of the Company’s knowledge, shall not constitute a violation of the intellectual property rights of any third party.

(iv)	The execution of this Agreement by the parties hereto, and the execution by the Company of any of the other transaction documents to which the Company is a party, shall not require any consent, approval, authorization, waiver, notice, or permit from any governmental authority or any third party, or the filing of documents or the delivery of such notice by or with respect to the Company, except for the consents, approvals, authorizations, permits, and notices specified in Section 10.1 (c) ( iv) of the Disclosure Schedule.

d.	Licenses, Approvals, and Permits

(i)	The Company holds all licenses, permits, and approvals (“Licenses”) required to conduct its business in accordance with the law and/or the guidelines of a competent authority, in Israel or in any other jurisdiction in which it operates. Without limiting the generality of the foregoing, all such licenses were delivered to the Purchaser prior to the date of execution, are detailed in Section 10.1 (d) ( i) of the Disclosure Schedule, are in full force and effect, and the Company is in compliance with all their terms. Neither the Company nor the Sellers is aware of any circumstances under which any of the licenses might be suspended, revoked, canceled, restricted, or not renewed, and no notice or warning has been received in this regard. Without limiting the generality of the foregoing, the transfer of the shares being sold to the purchaser pursuant to this Agreement shall not confer upon any third party the right to revoke, restrict, terminate, or fail to renew the validity of the aforementioned licenses. The Company is registered in every registry maintained by law in which its activities require registration. The Company’s business has been and is being conducted in all material respects in accordance with the terms of the licenses and the provisions of the law, and neither the Company nor the Sellers is aware of any material violation of the provisions of the law, any judgment or other decision of a court or competent authority, or any complaint, investigation, or inquiry by any authority regarding a violation or failure to comply with any of the terms of the licenses or the law.

(ii)	Without derogating from any other representation, the Company, and to the best of the Company’s knowledge, its employees, officers, advisors, agents, business partners, and any other person acting on its behalf, have not directly or indirectly violated any applicable law regarding the prevention of corruption, bribery, money laundering, or the prohibition on terrorist financing, nor have they made any payment or granted any gift, incentive, or other benefit in violation of the law to a public official or any other person, nor have they acted to conceal the source of funds or assets or the circumstances of their giving or receipt. Neither the Company nor the Sellers is aware of any complaint, investigation, or inquiry by any authority regarding the aforementioned matters.

(iii)	The Company has complied and continues to comply, in all material respects, with all legal provisions relevant to its operations and/or with any judgment, order, or decision of any court and/or competent authority concerning it, including, without limiting the generality of the foregoing, planning and construction laws, business licensing laws, import and export laws, occupational safety laws, consumer protection laws, advertising and marketing laws—including misleading advertising, promotional campaigns, labeling, and the presentation of information to consumers, the sending of marketing messages and direct mail, the use of databases, as well as any law relating to the collection, storage, processing, and use of information, and the regulations applicable to it within its field of activity, including in accordance with the provisions of the Privacy Protection Law, 5741-1981, and the regulations promulgated thereunder, including the Privacy Protection (Information Security) Regulations, 5777-2017, and the guidelines of the Privacy Protection Authority.

(iv)	Without derogating from the generality of the foregoing, (a) All campaigns, advertising materials, promotional materials, displays, installations, content, designs, presentations, signage, media, printed materials, display fixtures, and other deliverables that were supplied, installed, developed, designed, manufactured, marketed, published, distributed, or used by the Company, on its behalf, or through it, were created in accordance with all applicable laws, all required authorizations, all required rights of use, and all relevant contractual obligations, including, to the best of the Company’s knowledge, without infringing any intellectual property rights, as well as without infringing any privacy rights, publicity rights, consumer protection laws, direct mail and marketing laws, or any third-party contractual restrictions; (b) No material written claim has been received during the 7 years preceding the date of signing alleging that a campaign, promotional material, signage, display fixture, or other material product provided by the Company has violated any law or material right of a third party.

e.	Financial Reports ; No Changes

(i)	The Company’s audited financial statements for the years 2023, 2024, and 2025, as well as the Company’s reviewed financial statements for the first half of 2026 (“the Financial Statements”), are attached in Section 10.1 (e) ( i) to the Disclosure Schedule, and accurately and completely and accurately, the Company’s financial position as of the date of their preparation as stated (“Reporting Date”) and the results of its operations for the periods reported therein, including the status of its assets, rights, liabilities, obligations, equity, cash flows, and results of operations as of the relevant dates and for the periods specified therein. The aforementioned financial statements have been prepared in accordance with GAAP, which has been consistently applied in prior years, have been audited by independent auditors, and have been approved by the Company’s Board of Directors.

(ii)	Except as set forth in Section 10.1 (e) ( ii) of the Disclosure Schedule, the Company has no liabilities of any kind—whether accrued, contingent, absolute, future, off-balance-sheet, or otherwise—and there are no circumstances or reasons that could reasonably be expected to give rise to such liabilities, including by virtue of a guarantee, indemnification, a financing commitment, a letter of comfort, a purchase commitment, an investment commitment, a revenue-sharing arrangement, a deferred payment obligation, a contingent liability, or any other arrangement not fully reflected in the financial statements, except for (a) liabilities appearing in the financial statements; and (b) liabilities incurred since June 30, 2026, in the ordinary course of business.

(iii)	Except as set forth in Section 10.1 (e) ( iii) of the Disclosure Schedule, the Company has not written off as uncollectible, or established any specific allowance for, any accounts receivable or other liabilities. All of the Company’s existing customer receivables (including customer receivables that have not yet been collected and customer receivables that have existed since December 31, 2025 and have not yet been collected) reflect valid obligations of the Company’s customers arising from bona fide transactions conducted in the ordinary course of business.

(iv)	The Company has adopted and implements reasonable and accepted work methods and procedures regarding the preparation of financial statements, bookkeeping, the complete and accurate recording of accounting transactions, the incurring of expenses in accordance with the Company’s duly approved procedures, and the prevention of unauthorized transactions involving the Company’s funds or other assets. Neither the Company nor the sellers are aware of, nor has any of them been informed of, any suspicion or allegation (a) that the Company’s work methods and procedures as described above are deficient; or (b) of fraud (whether material or not) involving the Company’s managers or employees involved in the preparation of its financial statements.

(v)	The Company maintains internal control systems, signing authorizations, and operational and accounting controls that are reasonable and customary for a business of its type and scope of operations, which enable, among other things, adequate monitoring of revenues, costs, transactions with customers and suppliers, transactions with subcontractors, inventory, equipment, billing, collections, the granting of discounts and credits, as well as the prevention of unauthorized use of the Company’s assets or funds.

(vi)	Except as set forth in Section 10.1 (e) ( vi) , from July 1, 2026, through the date of execution of this Agreement, the Company has conducted its business solely in the ordinary course of business. In general, except as set forth in Section 10.1 (e) ( vi) of the Disclosure Schedule, since July 1, 2026:

(1)	The Company has not entered into any transaction or assumed any obligation outside the course of its ordinary business;

(2)	The Company has not waived any right to which it is entitled or any debt owed to it, except for settlements, discounts, and credits in the ordinary course of business in an aggregate amount not exceeding 100,000 NIS;

(3)	The Company has not made any distributions;

(4)	The Company has not allocated any securities or rights to securities;

(5)	There has been no sale, assignment, licensing, lease, or transfer of any material tangible or intangible asset of the Company;

(6)	The Company has not encumbered and/or mortgaged any of its assets, except for extensions of liens (to the extent required), and no lien, pledge, attachment, or guarantee has been created or enforced against it, nor is the Company aware of any enforcement of a right of retention, right of set-off, assignment, or indemnification obligation against it;

(7)	No senior employees have been dismissed and/or have resigned from the Company; there has been no change in the Company’s workforce; and no changes have been made to the terms of employment of the Company’s employees and/or to the social security contributions applicable to them;

(8)	No claims, regulatory proceedings, and/or legal proceedings of any kind have been initiated or filed against or by the Company;

(9)	No intellectual property owned or exclusively held by the Company has been sold or transferred, in whole or in part, and no license to use any part of such intellectual property has been granted, except for licenses granted in the ordinary course of business;

(10)	The Company has not written off or classified as uncollectible, nor has it established any specific allowance for, any customer debts or other liabilities, nor has the financial scope of the doubtful debts increased materially, nor have customer credit terms deteriorated, nor have the credit terms—including supplier credit—to which it is entitled deteriorated;

(11)	No loans have been extended to the Company, and no changes have been made to the terms of existing loans granted to the Company; furthermore, the Company has not extended loans to any third party, including directors, employees, officers, or shareholders of the Company, and no changes have been made to the terms of such loans, if any.

(12)	The Company has not entered into any transaction with any affiliated company, director, officer, or shareholder, or any person related to any of them;

(13)	No event has occurred or change has taken place that has adversely affected, or is reasonably expected to adversely affect, the Company’s financial condition or business and/or its assets and/or rights and/or liabilities and/or equity, or that constitutes a material adverse change;

(14)	No event has occurred that, under generally accepted accounting principles in Israel, requires a write-down of the Company’s inventory value relative to that presented in the financial statements;

(15)	The Company has not made any changes to its accounting policies or accounting practices; and

(16)	The Company has not committed to doing any of the foregoing.

(vii)	Section 10.1 (e) ( vii) The disclosure appendix includes a detailed list of all of the Company’s bank accounts, credit lines on those accounts, the Company’s current credit exposure, and loans from banking institutions and/or financial entities, and the data detailed in the appendix above is accurate.

f.	Tax

(i)	All tax returns that the Company is required to file, including the Company’s tax returns for the 2025 tax year, have been filed on time, are accurate and complete, and have been prepared in accordance with applicable law and the requirements of the tax authorities. All taxes that the Company is required to pay or withhold at source, as applicable, have been paid in full and on time, or together with the total amount of any penalties, interest, and indexation adjustments accrued due to late payment. The Company withheld at source, on time, all taxes it was required to withhold and paid them to the relevant tax authorities. The Company complies in all material respects with the provisions of all laws relating to value-added tax.

(ii)	The Company is not expected to have any tax liabilities, except for taxes for which a full provision has been made in the financial statements and for which the payment date has not yet arrived, and/or tax liabilities arising in the ordinary course of business for the period after December 31, 2025, and for which the payment date has not yet arrived. Without limiting the generality of the foregoing, as of the Completion Date, the Company has no tax liabilities, tax claim, withholding obligation, payment obligation, provision, or transfer to any tax authority—whether due or not yet due—for any period up to and including the Completion Date, except for tax liabilities that have been expressly and fully included in the financial statements. In addition, there is no demand by the tax authorities for any payment or for the amendment of the Company’s tax returns, and the Company has not agreed to extend the statute of limitations periods prescribed by law in tax matters.

(iii)	The Company’s books are maintained in accordance with all applicable laws, and they contain accurate records of all transactions required to be recorded under bookkeeping regulations. To the best of the Company’s and the Sellers’ knowledge, no investigation or audit is being conducted against the Company by any tax authority, and they are not aware of any intention by the tax authorities or any other authority to initiate an investigation for any reason whatsoever. The Company has no tax liabilities or registration obligations in any country other than Israel and has not received any such demand. The Company is not a party to any tax arrangement, including tax rulings or recognition as a preferred enterprise.

(iv)	The Company has not received any claim or allegation from any tax authority , and the Company is not aware of any circumstances that, whether by virtue of the passage of time, any notice or assessment, or otherwise, constitute the basis for any tax dispute.

g.	Company Assets; Liens and Guarantees

(i)	Except as set forth in Section 10.1 (g) ( i) of the Disclosure Schedule, all goodwill, rights, and material assets necessary for the conduct of the Company’s business as currently operated, including inventory, equipment, fixed assets, means of production, tools, facilities, display equipment, raw materials, molds, files, archives, databases, digital assets, and material contractual rights, are owned, held, or legally possessed by the Company. Except as set forth in Section 10.1 (g) ( i) in the Disclosure Schedule, there are no liens, pledges, attachments, retentions, or other third-party rights encumbering the Company’s assets or rights, and the Company has not granted any such rights to a third party. All inventory, equipment, and fixed assets used by the Company are, to the best of the Company’s knowledge, in good and serviceable condition, subject to reasonable wear and tear, and in sufficient quantity to conduct the Company’s business in the ordinary course of business.

(ii)	Section 10.1 (g) ( ii) The disclosure appendix lists all real estate owned by the Company or in which the Company has any other interest. All lease agreements, subleases, primary leases, tenancies, or other rights in real property relating to any real estate leased by the Company or used by it are detailed in Section 10.1 (g) ( ) of the Disclosure Schedule (“Lease Agreements”). With respect to each lease agreement: (a) such lease agreement is lawful, valid, binding, enforceable, and in full force and effect; (b) The Company and, to the best of the Company’s and the Sellers’ knowledge, any other party to the aforementioned lease agreements (or to any related master lease agreement) has not committed any breach, and to the best of the Company’s and the Sellers’ knowledge, no event has occurred which, by virtue of notice or the passage of time or both, would constitute such a breach or permit termination, modification, or demand for payment under such lease agreements; and (c) the Company has not assigned, transferred, mortgaged, or encumbered any right under such lease agreements.

(iii)	All fixed assets required for the Company’s business are, and will be as of the Completion Date, owned by the Company or subject to a right of use by the Company, and are in good, sound, and serviceable condition for their intended purpose, subject to reasonable wear and tear. The Company’s inventory is, to the best of the Company’s knowledge, in good and sound condition, unencumbered and free of liens, and available for use in the Company’s ordinary course of business. Assets related to the Company’s operations that are not wholly owned by the Company are detailed in Section 10.1 (g) (iii) of the Disclosure Schedule.

(iv)	Without limiting the foregoing, all of the Company’s digital assets, including websites, domains, advertising and media accounts, social media accounts, campaign management systems, creative databases, source files, cloud assets, analytics tools, media provider accounts, and essential technology platforms, are registered in the Company’s name or are under its full control, and only the Company possesses the authorizations and practical means to access, manage, operate, and transfer them. Except as set forth in Section 10.1 (g) (vi) of the Disclosure Schedule, no third party has any right of control, use, blocking, exclusive access, or other restriction with respect to such assets, and the completion of the transaction will not impair the Company’s right to continue using them as it does today.

(v)	Except as set forth in Section 10.1 (g) ( v) of the Disclosure Schedule, (a) the Company has not taken out any credit or received any loan from any person that has not been repaid in full prior to the execution of this Agreement, (b) no guarantee or indemnity has been provided by any third party, including the Sellers or any person related to them, guarantee or indemnity for any existing obligation of the Company, and (c) the Company has not provided any indemnities, guarantees, or other obligations whatsoever to secure the obligations of others, including related persons and/or entities, or any commitment to provide such an indemnity, guarantee, or other obligation that is currently in effect.

h.	Employees; Consultants

(i)	Section 10.1(h)(i) of the Disclosure Schedule includes an up-to-date list of all Company employees as of the date of signing, specifying for each employee: the employee’s name; position; date of hire; scope of employment; whether exempt or non-exempt from the provisions of the Hours of Work and Rest Law, 5711–1951; hourly or monthly base salary; monthly allowances; overtime pay and lump-sum overtime pay; bonuses, grants, premiums, and commissions; travel expenses, vehicle maintenance, and vehicle entitlement; a breakdown of the base salary used to calculate social benefits (including vacation, sick leave, advance notice, and severance pay) (“the applicable salary”); Annual vacation entitlement; and the number of vacation days the employee has accrued; annual sick leave entitlement; and the number of sick days the employee has accrued; the notice period; annual entitlement to convalescence pay; A breakdown of the employee’s retirement savings plans (executive insurance, pension fund, study fund, etc.), a breakdown of the contribution rates to these plans and the salary on which these contributions are based; and the start date of the contributions; Whether the employee is currently on any type of leave, including unpaid leave (and if so—the start date, type, and expected return date); Any commitment or promise, whether written or oral, regarding future changes related to their employment with the company, payments, and/or additional rights is attached; and any other ancillary terms to which the employee is entitled as part of their terms of employment; as well as an indication of whether the employee is a shareholder, an officer, or a relative of either.

(ii)	Except as specified in Section 10.1 (h) ( ii) of the Disclosure Annex, all Company employees are subject to the “Section 14” arrangement regarding employer contributions to a pension fund or insurance fund in lieu of severance pay under the Severance Pay Law, 5723 – 1963, with respect to each employee’s period of employment and based on their determining salary, and all employer contributions to the pension insurance funds have been made in full and on time. The Company’s obligations to its employees regarding severance pay, accrued vacation days, and other social benefits are fully funded; or, where there is no obligation to fund them in full, an adequate provision has been recorded for them in the Company’s financial statements.

(iii)	Except as specified in Section 10.1 (h) ( iv) of the Disclosure Appendix, all of the Company’s employees have signed an employment agreement that also serves as a notice to the employee in accordance with the law.

(iv)	Except as detailed in Section 10.1 (h) ( iv) of the Disclosure Schedule, no employee has been given any commitment or promise, in writing or orally, regarding additional compensation or any other form of consideration (including options or shares). Neither the Company nor the shareholder is aware of any intention by a key employee to leave his or her position at the Company.

(v)	The list of consultants, service providers, temporary staff, independent contractors, freelancers, etc. (in Section 10.1 (h) , “Service Providers”), with the Company as of the date of this Agreement, is attached in Section 10.1 (h) ( ) to the Disclosure Schedule, and specifies for each of them the name of the service provider, the start date of the engagement, the monthly compensation, whether a service agreement was signed with them (including the agreement itself, if signed),key terms and conditions, the location where the services are performed, and the notice period for terminating the agreement. None of the service providers has received any raise, nor has any change—which has not yet been implemented or reflected in the aforementioned section (while noting that it pertains to a future raise)—been promised and/or agreed upon, either in writing or orally, with any of them, in the terms of the engagement reflected in the aforementioned section. All service providers have been classified as service providers and not as employees in accordance with the law, and they have signed agreements containing an explicit provision stating that no employment relationship exists between them and the Company and that they are not entitled to any rights or benefits under labor laws. Mr. Maron Gal’s employment with the Company began on the effective date specified in the CEO Agreement attached as Exhibit 6.3(h) to this Agreement, as a new and separate term distinct from any prior employment. Prior to that, there was no employment relationship or contract between the Company and Mr. Maron Gal that gave rise to any liability in connection with his employment, and the Company has not assumed, nor shall it be liable for, any liability or obligation toward him arising from his employment at Gal-Or Solar Solutions Ltd. or with any other employer, including the termination thereof.

(vi)	Except as set forth in Section 10.1 (h)( vi) of the Disclosure Schedule, the Company does not engage, directly or indirectly, with any service companies (catering, security, or cleaning). In addition, the Company complies with the legal requirements regarding engagements with staffing agencies and does not employ workers through staffing contractors for a period exceeding nine (9) months. The Company’s employees do not provide services to its customers, directly or indirectly, as employees or service providers, either on their own behalf or through or on behalf of a third party, except within the scope of their employment with the Company and on its behalf.

(vii)	Except as set forth in Section 10.1 (h) ( vii) of the Disclosure Schedule, (a) the Company is not a member of any employers’ organization, and it has not received any demand to pay organizational professional service fees to an employers’ organization; (b) The Company is not a party to any general and/or special collective bargaining agreement and/or arrangement, and no extension orders apply to the Company except those applicable to the entire economy, and the Company is not engaged in negotiations regarding any special and/or general collective bargaining agreement. The Company complies fully with the provisions of such agreements, arrangements, and extension orders, and to the best of the Company’s and the Sellers’ knowledge, no employee of the Company or any third party has any claim or complaint against the Company in this regard; (c) There is not and has never been an employee representative body within the Company, and to the Company’s knowledge, there is no organization that represents or purports to represent the employees. and (d) There is no labor dispute, and the Company is not aware of any threats of a labor dispute.

(viii)	Except as set forth in Section 10.1 (viii) (viii) of the Disclosure Schedule, during the past 7 years, no legal proceedings and/or arbitrations of any kind and/or administrative proceedings, including investigations and/or audits, have been initiated, and no notice or warning has been given regarding the initiation of such proceedings, against the Company or the Sellers by current or former employees and/or service providers (or anyone acting on their behalf) or by any third party, all in connection with the employee-employer relationship with the Company. To the best of the Company’s and the Sellers’ knowledge, none of the parties listed above has any claim or allegation against the Company.

(ix)	Except as set forth in Section 10.1(h)(ix) of the Disclosure Schedule, the Company complies with all material contractual and legal requirements regarding working conditions, compensation, and the hiring and termination of employees. Except as set forth in Section 10.1 (h) (ix) of the Disclosure Schedule, the Company has paid its employees all payments due to them arising from the existence of the employer-employee relationship, all payments due to them arising from the termination of their employment, and all amounts that the Company is required to deposit with third parties, whether by law or by agreement, have been deposited in full or, as the case may be, set aside in full and on time in the Company’s financial statements as required, and any payment that the Company is required to withhold from employees’ wages and pay to the authorities has been withheld and paid in full and on time as required by law.

(x)	No employee or service provider is entitled, nor shall be entitled, to any special payment or other benefit arising out of or in connection with the completion of the transaction pursuant to this Agreement.

(xi)	Except as set forth in Section 10.1(h)(xi) of the Disclosure Schedule, there is no contractual or statutory impediment to terminating the employment of any of the Company’s employees or the engagement of any of its service providers upon up to 30 (thirty) days’ prior notice and without any payment or compensation beyond the mandatory rights provided by law, all subject to applicable law.

(xii)	No complaint, inquiry, or allegation regarding sexual harassment, victimization or abuse, humiliation, discrimination, or defamation against the Company, any of its employees, or any of its officers has been filed or brought to the Company’s attention during the 7 years preceding the date of signing. The Company has not signed any settlement agreement, arrangement, or memorandum of understanding regarding these matters. The Company maintains a policy for the prevention of sexual harassment and has published it as required by the Prevention of Sexual Harassment Law, 5758-1998, and the regulations thereunder, and has appointed a person responsible for the prevention of sexual harassment.

(xiii)	All employees, consultants, and service providers have signed confidentiality agreements with the Company, and all employees, consultants, and service providers who have been involved or may be involved in the creation of intellectual property, content, designs, software, marketing materials, presentations, advertising materials, databases, creative works, or any other product for the Company, have signed documents of assignment, waiver, and transfer of rights, pursuant to which all rights in such works, including the intellectual property rights therein, are vested exclusively in the Company, without the need for any additional payment beyond the consideration agreed upon with them. To the best of the Company’s knowledge, no person claims or is likely to claim any right, lien, license, royalty, or joint ownership in the Company’s intellectual property or in any deliverable developed, created, designed, or prepared for it.

i.	Material Agreements ; Credit; Loans

(i)	Section 10.1 (9) ( i) The disclosure appendix includes a list of all material agreements and contracts to which the company is a party. A true and complete copy of all material agreements, or a written description of the material terms of such agreements if they are oral, was provided to the Purchaser or its counsel prior to the execution of this Agreement. The Company has no material agreement, understanding, commitment, binding practice, waiver, extension, arrangement, or obligation, whether written or oral, that has not been fully reflected in a written agreement delivered to the Purchaser or in a written description delivered to the Purchaser prior to the date of execution. With respect to each of the material agreements: (1) the agreement is valid and enforceable; (2) the agreement will remain valid and enforceable, in accordance with its terms, after the Completion Date; (3) The Company, and to the best of the Company’s and the Sellers’ knowledge, the other parties to the agreement as well, are not in breach of the agreement, and no event has occurred which, upon notice or the passage of time, would constitute a breach of the agreement or entitle any party to terminate, amend, rescind, or accelerate any right thereunder; (4) No material provision of the Agreement has been required to be rescinded or amended, and neither the Company nor the Sellers is aware of any intention to make such a demand; (5) No written notice has been given of any intention to terminate the agreement, to make a material amendment thereto, to shorten its term, or of any unwillingness to renew it, or of any intention not to renew a material agreement that, under its terms, expires automatically; and neither the Company nor the Sellers is aware of the existence of any ground or reason that would entitle the other party to cancel, amend, or shorten the agreement, or of any intention by a party to a material agreement not to renew such an agreement. Except as set forth in Section 10.1 (9)( i) of the Disclosure Schedule, the completion of the transaction does not, in and of itself, entitle a party to a material agreement to cancel, amend, or shorten the agreement, or to demand additional payment or consent as a condition for its continued validity.

(ii)	Except as set forth in the Appendix 10.1 (9) ( ii) , the Company is not engaged in written negotiations toward entering into an agreement which, had it been signed prior to the date of execution of this Agreement, would have constituted a material agreement.

(iii)	Without limiting the generality of the foregoing, the execution of this Agreement shall not affect the validity or terms of any material agreement, cause the Company’s obligations thereunder to be accelerated, or confer upon any third party any cause of action or claim to rescind, amend, shorten, or accelerate any right thereunder.

(iv)	The Company has no agreements with customers, suppliers, or any other person or entity that include provisions restricting its ability to engage in a particular field, including provisions regarding exclusivity, non-competition, or other similar restrictions.

(v)	Except as set forth in Schedule 10.1(h)(v), all material agreements may be terminated by the Company for any reason and without any compensation upon up to two months’ prior notice.

j.	Product Liability

(i)	Except as set forth in Schedule 10.1(j)(i), the Company has not received any material written complaint—or, to the best of the Company’s and the Sellers’ knowledge, any oral complaint—nor has it received any written notice of an investigation or any written threat to initiate one, before any government authority or judicial body, in connection with an alleged defect in the design, manufacture, materials, quality of assembly, or safety of any product, fixture, or display device that was designed, manufactured, assembled, supplied, installed, or distributed by the Company, to the extent relevant to its operations. Each such product, facility, or item of the Company complies, to the extent applicable, with the requirements of applicable law and the contractual obligations under which it was supplied during the past four years.

(ii)	To the extent required by the accounting standards applicable to the Company, adequate provisions for product liability have been set aside in the financial statements.

(iii)	Without derogating from the generality of the provisions of section (i) above, the Company has operated and continues to operate at all times in all material respects in accordance with the Consumer Protection Law 5741-1981 and the Defective Products Liability Law 5740-1980 (to the extent applicable to the Company’s operations).

k.	Intellectual Property ; Information Security

(i)	The Company owns or has the right to use, free and clear of any restrictive rights (except for restrictions imposed by standard off-the-shelf software licenses and the licenses specified in Section 10.1(k)( ii) to the Disclosure Schedule), and subject to the payment of usage fees for standard “off-the-shelf” licenses and under the standard terms of such licenses), all patents, trademarks, service marks, logos, advertising slogans, designs, copyrights, trade names, design registrations, and all applications relating to the foregoing or rights therein, as well as all trade secrets, know-how, processes, proprietary rights, all inventions (whether patentable or not), technology, technical data, proprietary formulas, specifications, any industrial designs and any registrations and applications relating thereto, domain names, URLs, or addresses on the Internet or the World Wide Web, all computer software, including all source code, object code, development tools, and other intellectual property used by the Company or necessary for the conduct of the Company’s business as currently operated; and the Company owns all rights to its intellectual property, including the Company’s products, developments, improvements, inventions, content, designs, presentations, advertising materials, and other products developed or created for it by its employees, consultants, or subcontractors (all of the aforementioned items shall hereinafter be collectively referred to as “Intellectual Property”).

(ii)	Section 10.1(j)(ii) of the Disclosure Schedule lists all of the Company’s registered intellectual property and all applications to register such intellectual property in the Company’s name (including, with respect to each item: (1) its owners and inventors, (2) the place of registration, (3) the relevant registration number or serial number, if any, (4) its registration status, and (5) the expiration date).

(iii)	Section 10.1(j)(ii) of the Disclosure Schedule lists all (a) intellectual property subject to licenses from third parties (excluding standard “off-the-shelf” licenses with a value not exceeding 20,000 NIS per year); and (b) the assignments or licenses relating to intellectual property that the Company has granted to third parties.

(iv)	There are no pending proceedings—and, to the best of the Company’s and the Sellers’ knowledge, none are anticipated—that challenge the validity of the Company’s ownership or use of its intellectual property, or that, if decided against the Company, could have an adverse effect on the Company. The Company has no knowledge of any infringement of its intellectual property or of any licenses it has granted, nor of any infringing use thereof by any person or entity. The Company has not infringed and is not infringing any intellectual property rights of any third party (and has not received any written claim and/or allegation that it is infringing the intellectual property rights of third parties) and no such infringement will arise in any way from the execution and performance of this Agreement or any of the other transaction documents, or from the completion of the transaction under this Agreement and the other transaction documents, and no written claim has been raised by any third party regarding any such infringement. There are no restrictions on the Company’s intellectual property rights (subject to the terms of the “off-the-shelf” product licenses and the licenses specified in Section 10.1(j)(iii) of the Disclosure Schedule that the Company uses).

(v)	The Company is not obligated under any law and/or agreement to pay any royalties or other payments to any third party for the use of any third-party intellectual property rights (except for usage fees for standard “off-the-shelf” licenses and the licenses specified in Section 10.1 ( ( ii) to the Disclosure Schedule, including but without limiting the generality of the foregoing pursuant to Section 134 of the Patents Law, 5727-1967. None of the Company’s employees (past or present) has any rights in the intellectual property owned by the Company. All of the Company’s employees and consultants, as well as all of its subcontractors who were involved in the development of intellectual property, have assigned and transferred to the Company, fully and irrevocably, all of their rights in any intellectual property developed by them for the Company and have received full consideration for such assignment and transfer as stated above in accordance with the relevant agreements, and were not employed, during their time with the Company or while developing intellectual property for it, by any academic or research institution or by any government, in a manner that could adversely affect the Company’s rights in such intellectual property.

(vi)	Without limiting the generality of the foregoing, any use by the Company of content, images, videos, music, fonts, designs, trademarks, marketing materials, software, platforms, data, or any other intellectual property of a third party, as well as artificial intelligence tools, their outputs, databases, models, templates, stock content, or any other content created, provided, or made available to the Company by a third party in the course of its business, is made in substantial compliance with the applicable license, authorization, or terms of use, and the Company does not make any substantial use of any such asset without valid authorization or in violation of the terms applicable thereto. Such use by the Company does not impose any material restriction on the ownership, use, assignment, commercialization, or exploitation of the Company’s products or its intellectual property, except as expressly set forth in the Disclosure Schedule.

(vii)	The Company takes measures customary in its industry, but no less than reasonable efforts, to protect its trade secrets and confidential intellectual property, as well as confidential information of its employees and third parties in its possession.

(viii)	Privacy and Information Security.

With respect to the collection, retention, storage, use, access, disclosure, and/or other processing of any information constituting “personal information,” “personal data,” “personally identifiable information,” or any analogous term as defined under applicable law (collectively: “Personal Information”), by the Company or on its behalf, the Company complies and has complied in all material respects with all of the following: (1) All applicable laws concerning privacy, data protection, and information security in all relevant jurisdictions, including the Privacy Protection Law, 5741-1981, and the regulations promulgated thereunder, including with respect to the registration of databases, direct mail, the transfer of information, the use of cookies and tracking technologies as applicable, data loss, data theft, obligations to report data security incidents, communication by telephone or text message, artificial intelligence and automated decision-making, or marketing via email or other channels; (2) the privacy policy, terms of use, notices, and commitments published or provided by the Company to data subjects; and (3) privacy or information security requirements under contracts, codes of conduct, or industry standards to which the Company is legally subject.

The Company maintains and has maintained reasonable and accepted physical, technical, and administrative security measures, as well as appropriate procedures and policies, designed to protect all personal information owned, stored, used, held, or controlled by or on behalf of the Company from unauthorized access, destruction, loss, use, alteration, disclosure, or other unlawful, accidental, or unauthorized processing, all in accordance with applicable law and to the extent appropriate to the nature, scope, sensitivity, and relevant security risks of the personal information. Without limiting the generality of the foregoing, the Company has taken reasonable measures to ensure that any data processor or third party processing personal information on its behalf is obligated to comply with the substantive requirements of privacy and information security as required by applicable law.

To the best of the Company’s knowledge, there has been no access, destruction, loss, use, alteration, disclosure, or other processing—whether material, unlawful, accidental, or unauthorized—of personal information owned by the Company, stored, used, held, or controlled by the Company or on its behalf, that required, or could reasonably have been expected to require, notification to a competent authority or to the data subjects under applicable law, or that led to an investigation, demand, claim, or proceeding by a competent authority or a third party.

To the best of the Company’s knowledge, during the three years preceding the date of execution of this Agreement, the Company has not received any material notice, demand, complaint, or inquiry from a competent authority, customer, supplier, business partner, or data subject regarding an alleged violation of privacy laws, information security, direct marketing, the use of cookies, marketing communications, or the unauthorized use of personal information, which has not been fully addressed and resolved.

l.	Incentives and Benefits

Except as set forth in Section 10.1(l) of the Disclosure Schedule, the Company has not, since its incorporation, submitted applications for grants, benefits, tax incentives, or loans from any government ministry, competent authority, or other government agency, nor has it received any such grants, benefits, tax incentives, or loans as described above, and it is not obligated to pay royalties or any other amounts in connection with any grants, benefits, tax incentives, or loans.

m.	Suppliers and Customers

(i)	The Company has no material dependence on any single customer, supplier, or service provider , except as specified in Section 10.1(13) of the Disclosure Schedule. For the purposes of this section, the term “customer” also includes an entity that is an advertiser and/or a platform through which the Company provides its services to other customers. A list of the Company’s ten largest customers and ten largest suppliers, as well as any customer, supplier, or other material service provider from the Company’s perspective, including a sole supplier, an exclusive supplier, a key customer, or an agreement that constitutes a material portion of the Company’s revenue or expenses, with a breakdown of the relevant revenue or expense amounts for the years 2023–2025, is set forth in Section 10.1 (13) of the Disclosure Schedule.

(ii)	Except as set forth in Section 10.1 (13) of the Disclosure Schedule, there are no disputes or, to the best of the Company’s knowledge, any circumstances or events between the Company and any of its suppliers, customers, or material service providers, or in connection with them, including financial disputes, as well as—to the best of the Company’s knowledge—regulatory, business, or operational changes or other external circumstances (except for general changes in the economy) that are reasonably likely to result in the non-renewal, termination, or material reduction of the agreement or the scope of activity with the Company. No material customer, supplier, or service provider has notified the Company, in writing or orally, of its intention to cancel or terminate its business relationship with the Company, to materially reduce the scope of its business with the Company, or to materially and adversely alter the terms of its relationship with the Company. To the best of the Company’s knowledge, no material customer, platform, or advertiser is considering terminating or not renewing its relationship with the Company or substantially reducing the scope of its business with the Company, and there are no external circumstances as described that are expected to lead to such a result. Without derogating from the foregoing, there is no dispute with any material customer, material supplier, or material service provider—including in connection with a service issue, failure to meet targets, a product defect, or an uncorrected breach—that is reasonably likely to result in non-renewal, termination, or a material reduction of the relationship.

(iii)	The execution of this Agreement and the completion of the transaction pursuant thereto do not, in and of themselves, create a right for any of the material customers and/or any of the material suppliers to terminate, shorten, suspend, or materially alter the terms of their relationship with the Company to their detriment.

(iv)	To the best of the Company’s knowledge, as of the date of execution of this Agreement, no material customer, material supplier, or material service provider is subject to insolvency proceedings, a stay of proceedings, liquidation, receivership, or material financial difficulties, in a manner that is reasonably expected to have a material adverse effect on the Company’s business.

n.	Related-Party Transactions

Except as set forth in Section 10.1 (14) of the Disclosure Schedule, there is no agreement, loan, indemnity, guarantee, lien, pledge, right of set-off, arrangement, business relationship, other engagement, understanding, commitment, or promise, whether written or oral, between the Company and the Sellers, the Company’s officers, or any person related to any of them, and there is no debt, debit balance, or credit balance, claim, contingent liability, or future obligation of any of the foregoing toward the Company or of the Company toward any of the foregoing. All agreements, arrangements, loans, indemnity agreements, guarantees, liens, obligations, and engagements detailed in Section 10.1(14) of the Disclosure Schedule include all transactions, arrangements, obligations, and balances between the Company and such related parties, including their material terms and any obligations that have not yet been fulfilled thereunder.

o.	Legal Proceedings

(i)	Except as set forth in Section 10.1 (15) of the Disclosure Schedule, the Company, the Shareholder, to the best of their knowledge, and their employees, representatives, advisors, and officers, in their respective capacities, are not a party to or involved in any legal proceeding before any forum, including arbitration, a lawsuit or petition, enforcement proceedings, indictment, investigation, civil, criminal, quasi-judicial, or administrative proceeding relating to the Company. No threat or notice has been received, and to the best of the Company’s and the Sellers’ knowledge, there is no substantial basis for initiating any such proceeding or any intention to file a claim or take any such action against the Company or its assets, or against its shareholders, employees, representatives, advisors, and officers in their respective capacities. The Company is not considering or intending to initiate any such legal proceedings. There are no judgments, arbitration awards, judicial or administrative decisions of any kind against the Company or its officers, in their official capacities, that have not yet been fully complied with.

(ii)	Without limiting the generality of the foregoing in paragraph (i) above, the Company has not received any complaint or letter whose allegations could lead to a class action against the Company. Furthermore, the Company is not aware of any motions to certify class actions by third parties that could apply to the Company.

p.	Environmental Protection

(i)	The Company has complied and continues to comply, in all material respects, with all relevant environmental protection laws applicable to the Company. The Company has obtained all material permits, licenses, and approvals required under applicable environmental protection laws to conduct its business as currently operated, as detailed in Section 10.1 (d)(i) of the Disclosure Schedule, and has filed all reports, notices, assessments, plans, inventories, and applications required by environmental protection laws. For the purposes of this Agreement, “environmental protection laws” means any law, treaty, judicial decision, regulation, rule, judgment, directive, order, injunction, permit, restriction, or requirement issued by state or local authorities, or any agreement of the Company with a state or local authority that is currently in effect and relates to safety and health, occupational safety, public health, the environment, or pollutants or contaminants, waste materials, chemicals, or any toxic, radioactive, flammable, corrosive, radioactive, or other hazardous materials or waste.

(ii)	For the information of the Sellers and the Company, the Company, its operations, and all real estate owned by the Company, or operated, held, or leased (or subleased) by it, past and/or present, are not subject to any pending investigation examining whether any remedial action is necessary or required under applicable environmental protection laws or whether there have been violations of environmental protection laws.

(iii)	No environmental investigations, audits, tests, or assessments of any kind have been conducted by the Company with respect to any property.

(iv)	The Company has not received, and to the best of the Company’s and the Sellers’ knowledge, there is no reasonable basis to believe that it will receive, from any person, entity, or governmental authority, a notice of non-compliance with environmental protection laws and/or a demand for payment of a fine and/or levy and/or a demand to bear any payment due to non-compliance with or violation of environmental protection laws or safety laws in connection with the Company’s operations.

q.	Insurance

(i)	The Company’s assets, whether tangible, intangible, or real estate, and its operations are insured in accordance with the contractual requirements applicable to it, in accordance with the Company’s needs and operations, and in accordance with the relevant legal requirements, if any, under insurance policies issued by reputable insurance companies. Section 10.1 (17) of the Disclosure Schedule includes a list of all of the Company’s current insurance policies (“the Policies”) and all insurance claims from the five years preceding the date of execution. Each such insurance policy is (a) valid and enforceable in accordance with its terms; (b) will continue to be valid and enforceable under the same terms after the Completion Date; (c) the Company is not in breach of the policy provisions, and no event has occurred which, upon prior notice or at the end of a specified period, would constitute a breach of such policy or confer the right to terminate, amend, or accelerate rights under such policy; and (d) no party has demanded the cancellation or amendment of the policy, in whole or in part, including, but not limited to, an increase in the premium paid under any policy.

(ii)	Without derogating from the foregoing, the Company’s insurance policies include, to the extent customary and reasonable for a company of its type and scope of operations, coverage for third-party liability insurance, employers’ liability insurance, property insurance, professional liability insurance and/or product liability insurance and/or cyber insurance, to the extent relevant to the Company’s operations, with insurance amounts and deductibles that do not materially deviate from what is customary for companies operating in a similar field.

(iii)	The Company is not a party to any proceedings, has not been served with any notice, and has not filed any claim and/or demand and/or allegation in connection with an insured event, and it is not involved in any tort incident that is not covered by the Company’s insurance policies, nor has any insurance company notified the Company that it will not pay a claim arising from an insurance event due to a breach by the Company or for any other reason, or that it refuses to insure the Company or its assets.

(iv)	The Company has fulfilled its obligations under the policies and complied with their terms in every material respect, including providing the insurers with all documents necessary for the validation of the policies, all in accordance with accepted industry practice. Premiums for the policies are paid on a regular basis. The Company is not aware of any reason why it would be unable to obtain additional insurance policies of the type under which it is currently insured in the future. The Company arranges its insurance policies in accordance with the recommendation of an external insurance advisor with experience in the Company’s field of activity.

(v)	All reports of exceptional events required to be reported under the terms of the relevant policies, for the purpose of obtaining insurance coverage for such events, during the five years preceding the date of signing this agreement, were made available to the purchaser for review as part of the due diligence process, to the extent they exist.

r.	Intermediation

No intermediary, agent, broker, investment banker, or any other person or entity—whether or not such party is employed by the Company—is entitled and/or will be entitled to any brokerage fee and/or commission and/or any other payment from the Company in connection with the transactions that are the subject of this Agreement.

s.	Completeness and Validity of Representations

It is known to the Sellers and the Company that the Purchaser is relying on the representations, statements, and covenants made by them pursuant to this Agreement. The representations, statements, and undertakings of the sellers and the Company set forth in this Agreement do not include any statement that is untrue regarding any material fact, nor have they omitted any material fact that must be disclosed so that their content, under the circumstances in which it was provided, would not be misleading, all subject to the qualifications and disclosures applicable to such representation under this Agreement and the Disclosure Schedule. It is hereby clarified that nothing in this section is intended to expand the scope of the representations, statements, or undertakings expressly set forth in this Agreement.

10.2.	Representations, Declarations, and Undertakings of the Sellers Regarding the Sellers

Each of the Sellers acknowledges, represents, and warrants that each of the representations, statements, and undertakings contained in this Section10.2 is accurate, true, and complete as of the date of execution and the date of Completion, and that the Seller is aware that the Buyer is entering into this Agreement based on the Seller’s representations and undertakings set forth below (the representations set forth below, the “Sellers’ Representations”):

a.	The Seller is authorized to enter into this Agreement and to perform it. There is no restriction, impediment, or prohibition under any law, agreement, or authorization, permit, or license that would prevent the Seller from entering into this Agreement or from fulfilling its obligations hereunder and performing the terms thereof. The Seller’s execution of this Agreement and performance of its obligations hereunder (a) do not conflict with or contradict the articles of incorporation or any other document of the Company or the Seller, do not constitute and will not constitute a breach of any obligation of the Company and/or the Seller, and will not confer upon any third party any rights to terminate, amend, accelerate payment, call for immediate repayment of credit facilities in a material amount, cancel, or fail to renew any material agreement to which the Company is a party, and (b) do not require any additional approval, consent, or resolution from third parties, including approval or consent from government entities, for the completion of the transaction pursuant to this Agreement, or the performance of actions or conduct in a specific manner as a condition for entering into this Agreement and completing the transaction thereunder.

b.	The Shareholder is the sole owner of all the shares being sold. All shares being sold are free and clear and will be transferred to the purchaser free and clear; subject to the provisions of this agreement, they will constitute, immediately upon their acquisition by the purchaser, 100% of the Company’s issued and paid-up share capital (on a fully diluted basis). None of the shares being sold are subject to any shareholders’ agreement, control agreement, trust, power of attorney, voting agreement, right of first refusal, right of preemption, right of tag-along, right of drag-along, or any other third-party right. No person has any right in connection with the shares being sold, in whole or in part, and there is no obligation or agreement of any kind that restricts the sale of the shares being sold, in whole or in part, or grants any third party any right in consideration of their sale.

c.	From the date of Completion onward, the Seller shall have no rights in the shares being sold and/or in any other shares and/or securities of the Company, and for the avoidance of doubt, the Seller shall not be entitled to any portion of any dividend declared or distributed to the Company’s shareholders with respect to the shares being sold (if any), except in connection with the agreed-upon dividend.

d.	The execution of this Agreement and the performance of its terms do not conflict with or contradict any agreement, judgment, order, directive, and/or instruction of a court, quasi-judicial body, or administrative authority applicable to the Company and/or its assets and/or the Sellers. No claim and/or demand and/or other legal proceeding has been filed against the Seller, and no investigation is pending against him, that would prevent or delay the Completion of the transaction by him. The seller has no knowledge of any claim, right, or demand by a third party in connection with the shares being sold or in connection with the right to receive the proceeds from their sale. Furthermore, the seller is not subject to any insolvency proceedings, bankruptcy, receivership, stay of proceedings, debt restructuring, or any other similar proceeding, and is not subject to any restriction, order, attachment, or other impediment that would prevent, limit, or delay the sale of the shares being sold, the receipt of the proceeds therefrom, or the fulfillment of his obligations under this Agreement.

e.	Except for the Approved Seller Guarantees (as defined above), no third party has the right to receive any compensation, indemnification, commission, and/or payment whatsoever from the Sellers in connection with the Company’s business and/or the Sellers’ role therein, including with respect to engagements with customers and/or suppliers and/or commissions, receipts, revenues, and/or any profits of the Group.

f.	The Seller has no rights to the Company’s goodwill. The Seller does not own any assets related to the Company’s line of business that were not transferred by the Seller in their entirety to the Company prior to the date of signing this Agreement, and the Seller is not entitled to any consideration and/or benefit in connection with the transfer of such assets to the Company.

g.	The Seller’s entry into this Agreement is made after the Seller has, at its discretion, ascertained all information necessary to decide whether to enter into the transaction that is the subject of this Agreement and under the terms thereof, and following such review, the Seller has reached a decision to proceed with the transaction and does not rely on any condition, promise, representation, or assessment and/or any fact not expressly set forth in writing in this Agreement. The Seller declares that he has reviewed the transaction, either personally or through others, including professional experts acting on his behalf, has assessed the benefits and risks involved in the transaction under this Agreement, and has understood its terms and his obligations under this Agreement, including its outcome and implications.

10.3.	Representations, Declarations, and Obligations of the Purchaser

The Buyer confirms, declares, and undertakes that each of the representations and declarations contained in this Section10.3 is true and complete as of the date of signing:

a.	The Purchaser is authorized and competent to enter into this Agreement, to give effect to it, and to fulfill its obligations hereunder. There is no restriction, impediment, or prohibition under any law, agreement, or approval, permit, or license that would prevent the Purchaser from entering into this Agreement or from fulfilling its obligations hereunder and carrying out the provisions thereof. The Purchaser’s execution of this Agreement and performance of its obligations hereunder do not conflict with or contradict the Purchaser’s articles of incorporation and do not require any additional approval, consent, or resolution from third parties, including any approval or consent from government entities necessary to complete the transaction under this Agreement, or to perform actions as a condition for entering into this Agreement and completing the transaction thereunder. Prior to the date of execution of this Agreement, the Purchaser has obtained all resolutions required by law and under its articles of incorporation for the purpose of entering into this Agreement, giving effect to it, and approving all actions pursuant to it, including those relating to the allocation of A2Z shares, subject to and in accordance with the provisions of this Agreement and the share allocation agreements. This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against it in accordance with the terms of this Agreement.

b.	The signatories to this Agreement and to the other transaction documents on behalf of the Purchaser are authorized to sign this Agreement, the documents, and the other transaction documents and/or those necessary for its execution on its behalf, and to bind the Purchaser by their signatures.

c.	The execution of this Agreement and the performance of its provisions do not conflict with or contradict any agreement, judgment, order, directive, and/or instruction of a court, quasi-judicial body, or administrative authority applicable to the Purchaser. To the best of its knowledge, no claim and/or demand and/or other legal proceeding has been filed against it, and no investigation is pending against it, which would prevent or delay its Completion of the transaction.

d.	It possesses the financial capacity and resources necessary to fulfill all of its obligations under this Agreement.

e.	The Purchaser acknowledges that the Company and the Sellers are entering into this Agreement based on the Purchaser’s representations and warranties set forth in Section10.3 above.

11.	Indemnification

11.1.	Indemnification Obligation. The Sellers, jointly and severally, shall indemnify the Purchaser, any of the companies in the A2Z Group (including the Company after the Completion Date), as well as their officers, employees, advisors, and representatives (“the Indemnified Party”), as applicable, for any damage and/or liability and/or loss and/or expense and/or cost (including reasonable legal expenses and attorneys’ fees and fees of other advisors incurred in connection with an investigation, examination, defense, litigation, or in connection with any breaches) (collectively: “Damages”), which are caused to any of the Indemnified Parties, or which any of the Indemnified Parties are required to bear, in connection with or arising from any of the following causes:

a.	Any representation made by the Company being incomplete, inaccurate, false, or misleading in any respect;

b.	Any representation made by the Sellers being incomplete, inaccurate, incorrect, or misleading in any respect;

c.	A breach of the Company’s obligations under this Agreement during the period up to and including the Completion Date and/or a breach of any of the Sellers’ obligations under this Agreement;

d.	The distribution of the agreed-upon dividend (including the withholding tax thereon).

e.	Taxes and/or withholding tax liabilities applicable to the Company with respect to the period prior to the Completion Date;

f.	Any taxes applicable to the sellers that are imposed on any of the Indemnified parties.

g.	Any fraud or willful misconduct on the part of the Company (prior to the Completion Date) or any of the sellers.

h.	Expenses and damages related to the RELO matter.

i.	In connection with the billboard business (excluding totems at Paz and Dor Alon gas stations and at Tzim Urban, in accordance with the signed memorandum of understanding) that existed prior to the Completion Date and/or in connection with the Completion of the transaction, and excluding any act by the Company after the Completion of the transaction and upon the sale of this business segment.

j.	Due to unauthorized use of the leased property and/or failure to obtain the principal lessor’s approval regarding the Company’s sublease of the leased property.

11.2.	Indemnification Claim.

a.	If the indemnified party seeks to claim indemnification for damages in accordance with the provisions of Section11.1 above, the Purchaser shall provide written notice to the Sellers (“Indemnification Request”).

b.	As part of the indemnification claim, the purchaser shall reasonably specify the alleged indemnification liability and the circumstances giving rise to the right to indemnification, including a description of the nature of the damage and its estimated scope, to the extent known at that time. The sellers shall respond to the indemnification claim within 30 days after the claim is delivered to them (the “Response Period” and the “Sellers’ Response,” as applicable), and in such response, they shall specify whether, in their opinion, (a) the indemnified party is entitled to receive the full amount of damages claimed in the indemnification claim; (b) the indemnified party is entitled to receive a portion, but not the entire amount, claimed in the indemnification claim; or (c) there is a dispute regarding the indemnified party’s entitlement to receive indemnification. The damages regarding which there is agreement under subsection (a), or that portion of the damages regarding which there is agreement under subsection (b), shall hereinafter be referred to as “the agreed-upon damages,” and the damages that remain in dispute under subsection (b) or (c) shall hereinafter be referred to as “the disputed damages.” If the sellers’ response is not received by the purchaser within the response period, it shall be deemed as though the sellers have fully acknowledged the damages, and they shall be liable to indemnify the indemnified party in accordance with the terms of the indemnity claim. If the sellers’ response includes an acknowledgment of damages at a certain percentage, the sellers shall be liable to indemnify the indemnified party for the damages acknowledged in their response.

c.	In the event that a claim for indemnification is valid, the sellers shall indemnify the indemnified party in accordance with the terms of the indemnification request within 30 days of the date on which the claim becomes valid, in accordance with the provisions of this Agreement and applicable law.

d.	Notwithstanding the foregoing, it is agreed that in the event the Sellers are liable to pay indemnification to the Indemnified Party in connection with any of the causes of action set forth in Sections 11.1(a) that are not Material Representations (as defined below), as a first remedy, the indemnification obligation shall be satisfied by forfeiture of the A2Z shares allocated to the shareholder, which have not yet been released from the relevant lock-up period, in accordance with the provisions of the Share Allocation Agreement, where the number of A2Z shares to be forfeited shall be calculated proportionally to the amount of indemnification to be offset and in accordance with the value of an A2Z share, as defined above. If, on the relevant indemnification date, the number of such shares is insufficient to cover the full amount of indemnification, then, as a secondary remedy, the indemnification obligation shall be satisfied by offsetting the relevant amount against the rent that the Company is required to pay to Gal Binyan pursuant to the lease agreement in effect for the 12-month period following the relevant date, and if there is no remaining rent balance to be offset, then as a third remedy, the indemnification obligation shall be satisfied by offsetting the relevant amount against the next revenue payment due as of the date of the indemnification demand (i.e., if the indemnification notice was given prior to the payment date for the 2027 revenue payment, it will be offset against the 2027 revenue proceeds; and if the indemnification notice was given after the payment date for the 2027 revenue proceeds but before the payment date for the 2028 revenue proceeds, it will be offset against the 2028 revenue proceeds); If the 2027 revenue proceeds and/or (as applicable) the 2028 revenue proceeds are insufficient to cover the full amount of the indemnity, then as a fourth remedy, the Sellers shall indemnify the Indemnified Party directly and in cash for the outstanding balance of the indemnity amount. It is clarified that in the event of fraud, deceit, misrepresentation, willful misconduct, or intentional concealment, the order of priority of indemnification sources under this section shall not apply, and the indemnified party shall be entitled, at its sole discretion, among other things, to seek payment directly from the sellers in cash as a primary remedy.

11.3.	Third-Party Claim. If the Indemnified Party seeks indemnification with respect to a claim, allegation, proceeding, claim, or other legal action by a third party (“Third-Party Claim”), the Purchaser shall provide the Sellers with written notice of the Third-Party Claim promptly upon receipt thereof and, in any event, within 10 business days of the date of receipt, together with all relevant information and documents in its possession. The Purchaser shall be entitled, at its sole discretion, to conduct the defense, handling, negotiation, settlement, and resolution of any third-party claim, as it reasonably deems appropriate. The Purchaser shall update the Sellers, at reasonable intervals, regarding the progress of the third-party claim, and shall allow them, at their own expense, to obtain relevant information and documents and to provide comments and recommendations regarding its management, all subject to applicable law, attorney-client privilege, defense strategy, the protection of the indemnified party’s and/or the Company’s rights, and the proper conduct of the proceedings. For the avoidance of doubt, the Sellers shall not be entitled to manage the third-party claim, make decisions regarding it on behalf of the Indemnified Party and/or the Company, admit liability on behalf of the Indemnified Party and/or the Company, or agree to any settlement, remedy, undertaking, or settlement that binds the Indemnified Party and/or the Company, except with the Purchaser’s prior written consent. The Indemnified Party shall be entitled to settle, admit liability, or agree to any settlement in connection with a third-party claim, at its discretion, provided that it shall not, without the prior written consent of the Sellers, agree to any settlement or arrangement the amount of which is required or may be required from the Shareholder as indemnification and/or which includes an admission of liability or which does not include a full and final release of the Shareholder, the Company, and the Purchaser from the claim. The Shareholder’s consent shall not be unreasonably delayed or withheld. The Sellers shall cooperate reasonably and in good faith with the indemnified party in connection with any third-party claim, including by providing information, documents, affidavits, and other reasonable assistance as required, and shall not take any action or omission that may prejudice the conduct of the proceedings, the defense strategy, or the rights of the indemnified party and/or the Company.

11.4.	Indemnification Period and Limitations on Indemnification

a.	“Material Representations” are the representations set forth in Sections 10.1(a) (Incorporation), 10.1(b) (Capital), 10.1(c) (Authority; Absence of Conflicts and Approvals), 10.1(f) (Taxation); “Interim Representations” are the representations set forth in Section 10.1(e) (Financial Statements; Absence of Changes) and 10.1(m) (Suppliers and Customers).

b.	The indemnification obligation under Sections 11.1(a) shall remain in effect for a period of 24 months from the date of Completion and shall expire at the end of such period, except with respect to: (i) material representations, which shall remain in effect until the expiration of the statute of limitations prescribed by law, and (ii) representation 10.1(13) (Suppliers and Customers), which shall remain in effect for 18 months from the date of Completion, and the representations set forth in Section 10.1(e) (Financial Statements; Absence of Changes), which shall remain in effect until the end of a period of 30 months from the Completion Date.

c.	The indemnification obligations under Sections 11.1(b) through11.1( and) shall remain in effect until the expiration of the statute of limitations prescribed by law, unless a different period is specified in this Agreement.

d.	Any indemnification claim must be sent to the Sellers no later than the end of the relevant indemnification period. If an indemnification claim is sent during the relevant indemnification period, the Sellers’ liability to indemnify in connection with such claim shall survive even after the expiration of the aforementioned indemnification period and shall continue until the claim is resolved in accordance with the provisions of this Agreement.

e.	The total amount of the Sellers’ indemnification liability under this Agreement, whether resulting from a single event or a series of events, shall not exceed an amount equal to: 28,000,000 NIS plus the value of the shares constituting the equity-based consideration as of the Completion Date and the 2027 Revenue Consideration and the 2028 Revenue Consideration, to the extent such amounts have actually been paid or are required to be paid in accordance with the provisions of this Agreement (“Actual Consideration”). Notwithstanding the foregoing, the indemnification liability under Section 11.1(a) shall apply only: (1) except with respect to material representations, it shall apply only to damages for which the aggregate liability exceeds 1,000,000 NIS (“Indemnification Threshold”), and in any case where the total damages exceed the aforementioned Indemnification Threshold, the indemnification liability shall apply to all such amounts from the first shekel; (2) Except with respect to material representations and except with respect to interim representations, the maximum total indemnification amount payable by the Sellers shall not exceed 10% of the actual consideration, and (3) the indemnification liability with respect to Representation 10.1(13) (Suppliers and Customers) shall not exceed an amount equal to 5,000,000 NIS plus the value of 416,666 A2 Z shares as of the date of the indemnification claim; and (4) The indemnification obligations with respect to the representations set forth in Section 10.1(e) (Financial Statements; Absence of Changes) shall not exceed 20% of the actual consideration.

f.	Damages for which indemnification is required under this Agreement shall be reduced (to the extent applicable) by amounts actually paid by third parties or an insurer, net of enforcement and collection costs and the direct increase in the premium, as well as by the amount of any tax benefit actually offset by the Company or the Purchaser. Without derogating from the foregoing, the shareholder shall be entitled to demand reimbursement for any indemnification amounts paid by it for which indemnification was subsequently received from third parties or an insurer after the date of such payment.

g.	Subject to the provisions of this Section11 , the indemnification under Section11 shall constitute the sole financial remedy of the indemnified party against the sellers and the Company (until the Completion Date); however, this provision shall not apply (including with respect to the manner of collecting the indemnification amount) in the event of fraud, deceit, misrepresentation, willful misconduct, intentional concealment, or intentional breach, and shall not prejudice the indemnified party’s right to any remedy available to it under this Agreement or by law, including enforcement and injunctive relief.

11.5.	The indemnification rights set forth in this Section 11 shall not be affected or limited by any examination conducted by or on behalf of the Purchaser and/or the Indemnified Party or anyone acting on their behalf, or by any actual knowledge (or knowledge that could have been obtained) of the Purchaser, the Indemnified Party, or anyone acting on their behalf, whether before or after the effective date of this Agreement or before or after the Completion Date (regardless of whether such knowledge was obtained through an inspection by the Purchaser, the Indemnified Party, or through a disclosure made by the Company, the Sellers, or anyone acting on their behalf, regarding any inaccuracy or failure to comply with any representation, undertaking, condition, or obligation that is subject to indemnification under this Agreement), provided that anything included as part of the Disclosure Schedule and/or expressly agreed upon in this Agreement shall be deemed to be information disclosed to the Purchaser.

11.6.	Notwithstanding any conflicting provision in this Agreement, for the purpose of determining: (i) whether there has been a breach of any representation or obligation set forth in this Agreement or in any certification provided in connection with this Agreement, and-(ii) what is the amount of damages for which the indemnified party or anyone on its behalf may be entitled to indemnification pursuant to this Section 11, any such representation or undertaking shall be deemed to have been made without any qualification or limitation as to materiality, including by disregarding the terms “material,” “in all material respects,” and/or “material adverse effect” and/or any qualification or limitation set forth with respect to a “material adverse effect on the Company” or any similar term.

11.7.	Without derogating from Section11 , indemnification for the same damage shall not be provided more than once, including where the same set of facts constitutes a breach of more than one representation, warranty, or ground for indemnification. The Sellers shall not be liable for indirect and/or consequential damages and/or punitive damages, except for any such amount actually paid to a third party in connection with a third-party claim. The indemnified party shall take measures to mitigate the damage to the extent required by law.

11.8.	Right of Set-off and Withholding. The Purchaser shall be entitled to set off any indemnification amount against the rent and/or A2Z shares allocated to the Shareholder that have not yet been released from the relevant lock-up period and/or any payment due under this Agreement or the transaction documents, including, for the avoidance of doubt, any payment in respect of the 2027 Revenue Consideration and/or the 2028 Revenue Consideration. Notwithstanding the foregoing, it is agreed that disputed damages or damages that are the subject of an unresolved third-party claim, in accordance with the Sellers’ response under Section 11.2(b), shall be withheld but not set off until a final and binding decision by an arbitrator in accordance with the provisions of Section 11.9 below, after which the amount shall be paid or set off in accordance with such award. Any setoff or withholding under this Section shall be limited to the amount of the disputed damages, and without prejudice to any other rights or remedies available to the indemnified party under this Agreement or under any law.

11.9.	Any disputed damages for which payment due to the Sellers pursuant to Section 11.8 above has been withheld shall first be brought for discussion between the Purchaser and the Shareholder, who shall act in good faith for 15 business days from the date of delivery of the Sellers’ response to the indemnification claim. If the dispute is not resolved within this period, it shall be referred for determination to a sole arbitrator—an attorney with proven experience in mergers and acquisitions—who shall be appointed by mutual agreement of the parties. In the absence of agreement within 5 business days, the arbitrator shall be appointed by the President of the Israel Bar Association, at the request of the Purchaser or the Shareholder. The arbitrator shall be authorized to rule on the entitlement to indemnification for the disputed damages and on the amount of indemnification relating thereto only; shall act in an efficient and expedited manner; shall be subject to substantive law but not to procedural rules or the rules of evidence; and shall render a reasoned written decision within 45 days of the date of his or her appointment. The arbitrator’s decision shall be final and binding. Nothing in this section shall prejudice the right of the purchaser or the indemnified party to seek and obtain interim relief or an injunction from any competent court.

11.10.	Classification of Indemnification Payments. The parties agree to treat any payment received pursuant to the provisions of this Section11 as part of the total consideration for all tax purposes, to the fullest extent permitted by applicable law.

12.	Confidentiality

12.1.	Confidentiality Agreement. Each party undertakes to maintain in strict confidence, not to disclose, not to convey to others, and not to make any use, directly or indirectly, whether by itself or through others (including anyone acting on its behalf), of any confidential information of the other party, whether or not the transaction is completed pursuant to this agreement . Effective as of the Completion Date, all information relating to the Company shall be deemed confidential information of the Purchaser, and the confidentiality obligations set forth in this Section12.1 with respect to such information shall apply to and bind the Sellers with respect to such information, without limitation in time. Without derogating from the foregoing, the provisions of the confidentiality agreement signed between the Company and Customate Ltd. on June 9, 2026, shall remain in effect in accordance with its terms.

12.2.	Non-Disclosure. The Sellers and the Company hereby confirm that (a) they are aware that A2Z is a company whose securities are traded, among other places, on NASDAQ and which is subject to reporting requirements and obligations; (b) they are aware that information received from the Purchaser, including the very fact of entering into this Agreement, may be considered inside information; therefore, for the avoidance of doubt, they must treat such information as inside information; (c) they will not make any use of inside information as long as the information constitutes inside information. Each party to this Agreement undertakes and agrees not to disclose to any person the very existence of this Agreement, the completion of the transaction that is its subject matter, or the transactions and actions mentioned therein, and not to issue any press release or other widespread public disclosure regarding the existence of this Agreement, its terms, or the transactions to which it relates, except in coordination with the other party, after submitting the text of the publication or disclosure for its review, and subject to the other party’s prior approval, at its sole discretion; provided, however, that the foregoing shall not apply to permitted disclosures: (a) to advisors, accountants, or attorneys, on a need-to-know basis only; or (b) to a competent court or authority, to the extent necessary to enforce the provisions of this Agreement or any document ancillary thereto, provided that, prior to such disclosure, to the extent permitted by law, the disCompletion party shall provide the purchaser with a copy of the proposed disclosure and allow it a reasonable period of time to review it and provide its comments (c) Effective as of the date of execution of this Agreement, the parties shall coordinate with each other regarding any press release or other public disclosure in connection with this Agreement, (d) A2Z shall be entitled to make any report, announcement, or disclosure if required by law, at the request of a competent authority, a stock exchange, or the NASDAQ rules, or pursuant to the reporting obligations applicable to them as a public company or a reporting entity; provided, however, that to the extent permitted by law and reasonably practicable, only the required details shall be disclosed, and the other parties shall be given prior notice of the disclosure and its wording.

12.3.	The provisions of this section shall remain in effect even after the termination of this Agreement or after the Completion of the transaction, as applicable.

13.	Taxes, Levies, and Expenses

13.1.	Taxes and Expenses. Unless expressly provided otherwise in this Agreement, each of the Purchaser and the Sellers shall bear the taxes imposed upon it by law and its expenses (and, in the case of the Sellers, including transaction expenses) in connection with the negotiation, execution, and performance of this Agreement (including attorneys’ fees and consultants’ fees on its behalf) . Any tax imposed on any of the parties to this Agreement and whose payment is required for the Completion of the transaction in accordance with this Agreement shall be paid and/or guaranteed by the party so obligated, in a manner that does not prevent the Completion of the transaction in accordance with the provisions of this Agreement.

14.	Miscellaneous

14.1.	Reasonable Additional Efforts. The parties shall make reasonable additional efforts (including signing additional documents and providing the required certifications), as may be necessary for the implementation and performance of this Agreement, provided that such efforts do not impose upon any party any new material obligation, cost, or liability not set forth in this Agreement.

14.2.	Assignment. The Sellers and the Company may not assign, transfer, or convey their rights and/or obligations under this Agreement, in whole or in part, to any third party without the prior written consent of the Purchaser. The Purchaser may assign all of its rights and obligations under this Agreement to an affiliate of its by written notice to the other parties, provided that such assignment shall not diminish the Purchaser’s liability for payments under this Agreement.

14.3.	Entire Agreement. This Agreement constitutes the entire and exclusive agreement between the parties regarding the subjects and matters set forth herein, and supersedes and nullifies any statement, agreement, memorandum of understanding, negotiation, or any other document that previously existed or was exchanged (whether in writing, orally, or by conduct) between the parties regarding the aforementioned subjects and matters.

14.4.	Amendment of the Agreement. Any change, amendment, addition, or extension under this Agreement shall be effective only if made in a specific document signed by all parties, shall apply only to the case specified in such document, and shall not prejudice any other rights of any party under this Agreement.

14.5.	Waiver. A waiver by a party of any right under this Agreement must be made in a written document signed by that party. No conduct on the part of either party shall be deemed a waiver of any of its rights under this Agreement or under any law, or a waiver or consent on its part to any breach or failure to perform the terms of the Agreement by the other party, or as granting a postponement, extension, or as a modification, cancellation, or addition of any term whatsoever. If either party fails to enforce, or delays in enforcing, any right granted to it under this Agreement or by law, in a particular instance or in a series of instances, such failure or delay shall not be deemed a waiver of that right or of any other rights.

14.6.	Partial Invalidity. The invalidity of any provision of this Agreement, or the inability of a court or other competent tribunal to enforce such provision, shall not affect the validity of the remaining provisions of this Agreement, and the parties shall perform this Agreement (including the invalid or unenforceable provision, as the case may be) as closely as possible to its original terms and in accordance with its spirit, in a manner that is valid and enforceable.

14.7.	No Third-Party Beneficiary. This Agreement shall not be deemed to have been entered into for the benefit of any third party, and no third party shall have any rights against the parties hereunder.

14.8.	Signing in Multiple Copies. This Agreement, its schedules, and any agreement entered into pursuant thereto may be signed in multiple copies, each of which shall be deemed an original copy, and all together shall be deemed a single agreement. Any copy sent by fax or email via scan shall be equivalent to the original copy and shall be binding and valid.

14.9.	Governing Law and Jurisdiction. This Agreement shall be governed by the laws of the State of Israel. Subject to the dispute resolution provisions set forth in Section3.3 , any dispute between the parties arising out of or in connection with this Agreement, its validity, interpretation, or termination, shall be adjudicated exclusively by the competent court located in the city of Tel Aviv-Jaffa.

14.10.	Notices. Notices under this Agreement shall be in writing and shall be sent by certified mail, email, or delivered by hand, to the addresses of the parties set forth in the preamble to this Agreement or to other addresses notified by the parties in accordance with the provisions of this section. Any notice sent by one party to the other by certified mail shall be deemed to have come to the recipient’s attention 72 hours after the date of its delivery to the post office; A notice delivered in person by 5:00 p.m. on any business day shall be deemed to have been received upon delivery, and if delivered after 5:00 p.m. on any business day, on the first business day following delivery; And a notice sent by email shall be deemed received one business day (at the location where it was received) after the date it was sent by email:

If to the purchaser:

A2Z Advanced Solutions Ltd. 4 Ariel Sharon St., Givatayim

Attn: Gadi Graus and Gadi Levin

Email: gadi.g@a2zas.com and gadi@a2zas.com

With a copy (which shall not constitute delivery of notice as described above) to:

Shibolet Law Firm

Attn: Attorney Yoav Manor;

Rubinstein Twin Towers, 4 Yitzhak Sadeh St.,

Tel Aviv-Jaffa 6777504

Email: Y.Manor@shibolet.com

And to: Attorney Alon Ariel

Rubinstein Twin Towers, 4 Yitzhak Sadeh Street,

Tel Aviv-Jaffa 6777504

Email: a.ariel@shibolet.com

For sellers:

O. Gal Entrepreneurship Ltd.,

4 HaTnufa St., Petah Tikva (near Beit HaDaya), Abug Gal Construction and Development Ltd.,

Segula Industrial Zone, ZIP Code: 4951022

Email:

Ofer Gal, ID No. [***]

Email:

With a copy (which shall not constitute service of notice as described above) to:

Attn: Limor Hodir, Esq.

Address: 6 Yitzhak Sadeh St., Tel Aviv 6777506

Email: hodirl@herzoglaw.co.il

To the company:

Hadia Ltd.

Attn: Gadi Graus and Gadi Levin

Street: 4 HaTnuva, Petah Tikva, c/o Hadia, Abug Gal Construction and Development Ltd.,

Segula Industrial Zone, ZIP Code: 4951022

Email:gadi.g@a2zas.com and gadi@a2zas.com

or any address, email, or phone number of a party to the agreement provided by that party in accordance with the provisions of this section.

[Separate signature page on the following page]

[Signature Page for the Share Purchase Agreement – October 6, 2026]

In witness whereof, the parties have signed below:

A2Z Advanced Solutions, Inc.

Name:	/s/ Gadi Graus, /s/ Gadi Levin
Title:	Director, Director

O. Gal Ventures, Inc.		Ofer Gal

Name:	/s/ Ofer Gal	/s/ Ofer Gal
Position:	Chairman and Owner

Heidia Ltd.

Name:	/s/ Ofer Gal
Position:	Chairman

Gal Construction and Development, Inc. – solely with respect to its consent to offset the rent in accordance with this agreement:

Gal Construction and Development Ltd.

/s/ Ofer Gal
Position:	Chairman

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